Exhibit 99.12

PRESS RELEASE

# Second quarter and first half 2023 results

## TotalEnergies reports strong results in a favorable but softening environment, while implementing its strategy by completing major deals in Oil, LNG and Integrated Power

### Achieved ROACE of 22% at June-end 2023*
### More than 40% cash payout for 2023
### Second interim dividend up 7.3% year-on-year
### $2 billion share buyback in 3rd quarter

| | 2Q23 | Change vs 2Q22 | 1H23 | Change vs 1H22 |
|---|---|---|---|---|
| **Net income (TotalEnergies share) (B$)** | **4.1** | *-28%* | **9.6** | *-9%* |
| Adjusted net income (TotalEnergies share)(1) | | | | |
| - in billions of dollars (B$) | 5.0 | *-49%* | 11.5 | *-39%* |
| - in dollars per share | 1.99 | *-47%* | 4.61 | *-35%* |
| Adjusted EBITDA(1) (B$) | 11.1 | *-41%* | 25.3 | *-30%* |
| DACF(1) (B$) | 8.6 | *-37%* | 18.4 | *-28%* |
| Cash Flow from operations (B$) | 9.9 | *-39%* | 15.0 | *-37%* |

Net-debt-to-capital ratio(2) of 11.1% at June 30, 2023 vs. 11.5% at March 31, 2023
Second 2023 interim dividend set at 0.74 €/share

**Paris, July 27, 2023** – The Board of Directors of TotalEnergies SE, chaired by CEO Patrick Pouyanné, met on July 26, 2023, to approve the second quarter 2023 financial statements. On the occasion, Patrick Pouyanné said:

*"In a favorable but softening oil & gas environment TotalEnergies once again delivered this quarter robust results, strong cash flow, and attractive shareholder distribution. The Company generated adjusted net income of $5.0 billion and return on average capital employed of 22%. TotalEnergies generated $8.5 billion in cash flow in the second quarter and $18 billion in the first half of 2023.*

*Exploration & Production reported adjusted net operating income of $2.3 billion and cash flow of $4.4 billion. Production of 2.5 Mboe/d was up 2% year-on-year, thanks to new project start-ups (Ikike in Nigeria, Mero 1 in Brazil, Block 10 in Oman) and benefited from the integration of the SARB and Umm Lulu oil fields in the United Arab Emirates.*

*The Integrated LNG segment posted cash flow of $1.8 billion, benefiting from the high margins captured in 2022. Adjusted net operating income was $1.3 billion reflecting lower LNG prices (averaging 10 $/Mbtu in the second quarter) and softer trading results in less volatile markets.*

*Integrated Power's adjusted net operating income and cash flow increased to $450 million and $491 million respectively in the second quarter, building its track record as an integrated and profitable player in the electricity markets with a ROACE of 10.1%. Integrated Power cash flow so reached close to $1 billion on the first six months of 2023, more than the cash flow performed on the whole year 2022.*

*Downstream reported resilient adjusted net operating income of $1.5 billion and cash flow of $2.1 billion in a context of lower refining margins.*

*As part of the implementation of its multi-energy strategy, the Company also announced four major projects this quarter:*

- *the launch of its multi-energy GGIP project in Iraq,*
- *the launch of the RGLNG project in Texas, which will boost its LNG export capacity from the US to 15 Mt/y,*
- *the completion of the acquisition of 100% of Total Eren in renewable electricity,*
- *the award of the EPC contracts for the Amiral petrochemical project in Saudi Arabia.*

*These projects demonstrate TotalEnergies' ability to seize opportunities allowing the Company to deploy its multi-energy model based on two pillars: production of low-cost low-emissions hydrocarbons (oil and LNG) and the development of a profitable integrated power business.*

*In this favorable environment, the Board of Directors confirmed for 2023 a shareholder distribution of more than 40% of cash flow. The Board decided the distribution of a second interim dividend for the 2023 financial year in the amount of €0.74/share, up 7.25% year-on-year, and authorized the Company to buy back shares for $2 billion in the third quarter of 2023."*

(1) Definition on page 3.
(2) Excluding leases.
* For the twelve months ended June 30, 2023.

1

1. Highlights (3) Multi-energy strategy • Launch of GGIP in Iraq: major multi-energy project (access to low-cost, low-emission oil from the Ratawi field, gas gathering and treatment for electricity generation, 1 GW solar farm and sea water treatment) in favor of the sustainable development of natural resources in Basrah area • Partnership with SONATRACH to increase the production of the Tin Fouyé Tabankort fields, extend to 2024 2 Mt/y of LNG deliveries in France, and develop renewable energy projects in Algeria Upstream • Production start-up of Absheron gas and condensate field, in Azerbaijan • Oil and gas discovery on the Ntokon well, located on OML 102 in Nigeria • Renewal for 20 years of the OML130 license, in Nigeria • Exercise by ConocoPhillips of its preemption right on Surmont, following the announcement of the sale to Suncor of the entirety of the shares of TotalEnergies EP Canada Ltd • Signature of Production Sharing Contracts on Blocks 6 and 8, in Suriname • Signature of the Production Sharing Contract for the Agua Marinha block, in Brazil Downstream • Award of $11 billion EPC contracts for the Amiral project, in Saudi Arabia • Realignment with INEOS of stakes in petrochemical assets in Eastern France Integrated LNG • Launch of the RGLNG project, in Texas: acquisition of a 16.67% stake in the JV in charge of developing the 17.5 Mt/y project, acquisition of a 17.5% stake in NextDecade, and signature of a 5.4 Mt/y offtake agreement for 20 years • Delivery of the first LNG cargo to the Dhamra LNG terminal in India • Signing of LNG sale contracts to IOCL in India for 10 years and to ADNOC Gas for 3 years Integrated Power • Acquisition at 100% of Total Eren, a leading renewable electricity producer • Award of two maritime leases to develop two offshore wind farms for a total capacity of 3 GW in Germany • Favorable environmental impact assessment for 3 GW of solar projects in Spain • 25-year Power Purchase Agreement for 1 GW onshore wind farm with battery storage in Kazakhstan • Launch at Antwerp, in Belgium, of a 75 MWh battery energy storage project • Strategic Collaboration Agreement with Petronas, to develop renewable energy projects in the Asia Pacific region. Agreement to develop the 100 MW Pleasant Hills solar project in Australia. Decarbonization & new molecules • Partnership with TES to develop a large-scale production unit for e-natural gas in the United States • Agreement with VNG to initiate the future supply of green hydrogen to the Leuna refinery, in Germany • SAF: doubling SAF production capacity to 285 kt per year at Grandpuits, in France • Biomethane: o Acquisition of 20% stake in the Finnish start-up Ductor o Signature with Saint-Gobain France of a 100 GWh sale agreement over 3 years o Construction in Grandpuits, in France, of a production unit with annual capacity of 80 GWh (3) Some of the transactions mentioned in the highlights remain subject to the agreement of the authorities or to the fulfilment of conditions precedent under the terms of the agreements. 2

## 2. Key figures from TotalEnergies' consolidated financial statements[4]

| 2Q23 | 1Q23 | 2Q22 | 2Q23 vs 2Q22 | In millions of dollars, except effective tax rate, earnings per share and number of shares | 1H23 | 1H22 | 1H23 vs 1H22 |
|---|---|---|---|---|---|---|---|
| 11,105 | 14,167 | 18,737 | -41% | Adjusted EBITDA [5] | 25,272 | 36,161 | -30% |
| 5,582 | 6,993 | 10,500 | -47% | Adjusted net operating income from business segments | 12,575 | 19,958 | -37% |
| 2,349 | 2,653 | 4,719 | -50% | Exploration & Production | 5,002 | 9,734 | -49% |
| 1,330 | 2,072 | 2,215 | -40% | Integrated LNG | 3,402 | 5,348 | -36% |
| 450 | 370 | 340 | +32% | Integrated Power | 820 | 258 | x3.2 |
| 1,004 | 1,618 | 2,760 | -64% | Refining & Chemicals | 2,622 | 3,880 | -32% |
| 449 | 280 | 466 | -4% | Marketing & Services | 729 | 738 | -1% |
| 662 | 1,079 | 1,944 | -66% | Contribution of equity affiliates to adjusted net income | 1,741 | 3,805 | -54% |
| 37.3% | 41.4% | 39.4% | | Effective tax rate [6] | 39.7% | 39.0% | |
| 4,956 | 6,541 | 9,796 | -49% | Adjusted net income (TotalEnergies share) | 11,497 | 18,773 | -39% |
| 1.99 | 2.61 | 3.75 | -47% | Adjusted fully-diluted earnings per share (dollars) [7] | 4.61 | 7.14 | -35% |
| 1.84 | 2.43 | 3.50 | -47% | Adjusted fully-diluted earnings per share (euros)* | 4.27 | 6.53 | -35% |
| 2,448 | 2,479 | 2,592 | -6% | Fully-diluted weighted-average shares (millions) | 2,460 | 2,602 | -5% |
| 4,088 | 5,557 | 5,692 | -28% | Net income (TotalEnergies share) | 9,645 | 10,636 | -9% |
| 4,271 | 3,433 | 2,819 | +51% | Organic investments [8] | 7,704 | 4,800 | +60% |
| 320 | 2,987 | 2,076 | -85% | Net acquisitions [9] | 3,307 | 2,998 | +10% |
| 4,591 | 6,420 | 4,895 | -6% | Net investments [10] | 11,011 | 7,798 | +41% |
| 8,485 | 9,621 | 13,233 | -36% | Operating cash flow before working capital changes [11] | 18,106 | 24,859 | -27% |
| 8,596 | 9,774 | 13,631 | -37% | Operating cash flow before working capital changes w/o financial charges (DACF) [12] | 18,371 | 25,626 | -28% |
| 9,900 | 5,133 | 16,284 | -39% | Cash flow from operations | 15,033 | 23,901 | -37% |

* Average €-$ exchange rate: 1.0887 in the second quarter 2023, 1.0807 in the first half 2023.

(4) Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value; adjustment items are on page 18.

(5) Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) corresponds to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e., all operating income and contribution of equity affiliates to net income.

(6) Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).

(7) In accordance with IFRS rules, adjusted fully-diluted earnings per share is calculated from the adjusted net income less the interest on the perpetual subordinated bonds.

(8) Organic investments = net investments excluding acquisitions, asset sales and other operations with non-controlling interests.

(9) Net acquisitions = acquisitions – assets sales – other transactions with non-controlling interests (see page 20).

(10) Net investments = organic investments + net acquisitions (see page 20).

(11) Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of Integrated LNG and Integrated Power contracts and including capital gains from renewable projects sale. The inventory valuation effect is explained on page 22. The reconciliation table for different cash flow figures is on page 20.

(12) DACF = debt adjusted cash flow, is defined as operating cash flow before working capital changes and financial charges.

3

# 3. Key figures of environment, greenhouse gas emissions and production

## 3.1 Environment* – liquids and gas price realizations, refining margins

| 2Q23 | 1Q23 | 2Q22 | 2Q23 vs 2Q22 | | 1H23 | 1H22 | 1H23 vs 1H22 |
|---|---|---|---|---|---|---|---|
| 78.1 | 81.2 | 113.9 | -31% | Brent ($/b) | 79.7 | 107.9 | -26% |
| 2.3 | 2.8 | 7.5 | -69% | Henry Hub ($/Mbtu) | 2.5 | 6.1 | -58% |
| 10.5 | 16.1 | 22.2 | -53% | NBP ($/Mbtu) | 13.3 | 27.2 | -51% |
| 10.9 | 16.5 | 27.0 | -60% | JKM ($/Mbtu) | 13.7 | 29.1 | -53% |
| 72.0 | 73.4 | 102.9 | -30% | Average price of liquids ($/b)<br>Consolidated subsidiaries | 72.7 | 96.3 | -25% |
| 5.98 | 8.89 | 11.01 | -46% | Average price of gas ($/Mbtu)<br>Consolidated subsidiaries | 7.48 | 11.65 | -36% |
| 9.84 | 13.27 | 13.96 | -30% | Average price of LNG ($/Mbtu)<br>Consolidated subsidiaries and equity affiliates | 11.59 | 13.77 | -16% |
| 42.7 | 87.8 | 145.7 | -71% | Variable cost margin - Refining Europe, VCM ($/t)** | 65.0 | 101.0 | -36% |

* The indicators are shown on page 23.

** This indicator represents TotalEnergies' average margin on variable cost for refining in Europe (equal to the difference between TotalEnergies European refined product sales and crude oil purchases with associated variable costs divided by volumes refined in tons).

## 3.2 Greenhouse gas emissions[13]

| 2Q23 | 1Q23 | 2Q22 | 2Q23 vs 2Q22 | Scope 1+2 emissions ($MtCO_2e$) | 1S23 | 1S22 | 1S23 vs 1S22 |
|---|---|---|---|---|---|---|---|
| 9,1 | 9,1 | 9,6 | -6% | Scope 1+2 from operated facilities [14] | 18,2 | 19,3 | -6% |
| 7,9 | 7,6 | 8,1 | -2% | of which Oil & Gas | 15,5 | 16,0 | -3% |
| 1,1 | 1,5 | 1,5 | -27% | of which CCGT | 2,6 | 3,3 | -21% |
| 12,5 | 12,8 | 13,4 | -7% | Scope 1+2 - equity share | 25,3 | 27,4 | -8% |

Estimated 2Q23 and 1Q23 emissions.

**Scope 1+2 emissions from operated installations were down 6% year-on-year in the second quarter 2023, as a result of the decrease in the use of gas-fired power plants in a context of lower demand in Europe and the continuous decline in flaring on Exploration & Production facilities.**

| 2Q23 | 1Q23 | 2Q22 | 2Q23 vs 2Q22 | Methane emissions ($ktCH_4$) | 1S23 | 1S22 | 1S23 vs 1S22 |
|---|---|---|---|---|---|---|---|
| 8 | 9 | 10 | -19% | Methane emissions from operated facilities | 18 | 20 | -13% |
| 10 | 11 | 13 | -22% | Methane emissions - equity share | 21 | 24 | -15% |

Estimated 2Q23 and 1Q23 emissions.

| Scope 3 emissions ($MtCO_2e$) | 1S23 | 2022 |
|---|---|---|
| Scope 3 from Oil, Biofuels and Gas Worldwide [15] | est. 180 | 389 |

(13) The six greenhouse gases in the Kyoto protocol, namely $CO_2$, $CH_4$, $N_2O$, HFCs, PFCs and $SF_6$, with their respective GWP (Global Warming Potential) as described in the 2007 IPCC report. HFCs, PFCs and $SF_6$ are virtually absent from the Company's emissions or are considered as non-material and are therefore not counted.

(14) Scope 1+2 GHG emissions of operated facilities are defined as the sum of direct emissions of greenhouse gases from sites or activities that are included in the scope of reporting (as defined in the Company's 2022 Universal Registration Document) and indirect emissions attributable to brought-in energy (electricity, heat, steam), excluding purchased industrial gases ($H_2$).

(15) TotalEnergies reports Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the use by customers of energy products, i.e., combustion of the products to obtain energy. The Company follows the oil & gas industry reporting guidelines published by IPIECA, which comply with the GHG Protocol methodologies. In order to avoid double counting, this methodology accounts for the largest volume in the oil, biofuels and gas value chains, i.e., the higher of the two production volumes or sales to end customers. The highest point for each value chain for 2023 will be evaluated considering realizations over the full year, TotalEnergies gradually providing quarterly estimates.

4

## 3.3 Production*

| 2Q23 | 1Q23 | 2Q22 | 2Q23 vs 2Q22 | Hydrocarbon production | 1H23 | 1H22 | 1H23 vs 1H22 |
|---|---|---|---|---|---|---|---|
| 2,471 | 2,524 | 2,738 | -10% | Hydrocarbon production (kboe/d) | 2,498 | 2,791 | -10% |
| 1,416 | 1,398 | 1,268 | +12% | Oil (including bitumen) (kb/d) | 1,407 | 1,287 | +9% |
| 1,055 | 1,126 | 1,470 | -28% | Gas (including condensates and associated NGL) (kboe/d) | 1,091 | 1,504 | -27% |
| 2,471 | 2,524 | 2,738 | -10% | Hydrocarbon production (kboe/d) | 2,498 | 2,791 | -10% |
| 1,571 | 1,562 | 1,483 | +6% | Liquids (kb/d) | 1,567 | 1,505 | +4% |
| 4,845 | 5,191 | 6,835 | -29% | Gas (Mcf/d) | 5,017 | 6,997 | -28% |
| 2,471 | 2,524 | 2,412 | +2% | Hydrocarbon production excluding Novatek (kboe/d) | 2,498 | 2,460 | +2% |

* Company production = E&P production + Integrated LNG production.

Hydrocarbon production was 2,471 thousand barrels of oil equivalent per day (kboe/d) in the second quarter 2023, up 2% year-on-year (excluding Novatek), comprised of:

- +4% due to start-ups and ramp-ups, including Ikike in Nigeria, Mero 1 in Brazil, Johan Sverdrup Phase 2 in Norway and Block 10 in Oman,
- +1% due to the improvement of security conditions in Nigeria and Libya,
- +1% price effect,
- -1% portfolio effect, notably related to the end of the Bongkot operating licenses in Thailand, the exit from Termokarstovoye in Russia, partially offset by the entry into the producing fields of Sepia and Atapu in Brazil and SARB Umm Lulu in the United Arab Emirates,
- -3% due to natural decline of the fields.

Compared to the first quarter, production was down 2% mainly due to planned maintenance operations in North Sea, the end of the Bongkot operating licenses in Thailand, partially offset by the full effect of entry into the producing fields of SARB Umm Lulu in the United Arab Emirates, and the ramp-up of Johan Sverdrup Phase 2 in Norway.

5

## 4. Analysis of business segments

### 4.1 Exploration & Production

#### 4.1.1 Production

| 2Q23 | 1Q23 | 2Q22 | 2Q23 vs 2Q22 | Hydrocarbon production | 1H23 | 1H22 | 1H23 vs 1H22 |
|---|---|---|---|---|---|---|---|
| 2,033 | 2,061 | 2,276 | -11% | EP (kboe/d) | 2,047 | 2,314 | -12% |
| 1,512 | 1,500 | 1,430 | +6% | Liquids (kb/d) | 1,506 | 1,449 | +4% |
| 2,778 | 3,012 | 4,602 | -40% | Gas (Mcf/d) | 2,895 | 4,706 | -38% |
| 2,033 | 2,061 | 2,007 | +1% | EP excluding Novatek (kboe/d) | 2,047 | 2,040 | - |

#### 4.1.2 Results

| 2Q23 | 1Q23 | 2Q22 | 2Q23 vs 2Q22 | In millions of dollars, except effective tax rate | 1H23 | 1H22 | 1H23 vs 1H22 |
|---|---|---|---|---|---|---|---|
| 2,349 | 2,653 | 4,719 | -50% | Adjusted net operating income* | 5,002 | 9,734 | -49% |
| 149 | 135 | 287 | -48% | including adjusted income from equity affiliates | 284 | 642 | -56% |
| 49.7% | 57.1% | 47.2% | | Effective tax rate** | 53.9% | 47.1% | |
| 2,424 | 2,134 | 1,873 | +29% | Organic investments | 4,558 | 3,299 | +38% |
| 176 | 1,938 | 2,225 | -92% | Net acquisitions | 2,114 | 2,541 | -17% |
| 2,600 | 4,072 | 4,098 | -37% | Net investments | 6,672 | 5,840 | +14% |
| 4,364 | 4,907 | 7,383 | -41% | Operating cash flow before working capital changes *** | 9,271 | 14,686 | -37% |
| 4,047 | 4,536 | 8,768 | -54% | Cash flow from operations *** | 8,583 | 14,536 | -41% |

* Details on adjustment items are shown in the business segment information annex to financial statements.

** Tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).

*** Excluding financial charges, except those related to leases.

Exploration & Production adjusted net operating income was $2,349 million in the second quarter 2023 down 11% quarter-on-quarter, mainly due to lower oil and gas prices.

Cash flow was $4,364 million in the second quarter 2023 down 11% quarter-on-quarter, mainly due to lower gas and oil prices.

6

## 4.2 Integrated LNG

### 4.2.1 Production

| 2Q23 | 1Q23 | 2Q22 | 2Q23 vs 2Q22 | Hydrocarbon production for LNG | 1H23 | 1H22 | 1H23 vs 1H22 |
|---|---|---|---|---|---|---|---|
| 438 | 463 | 462 | -5% | Integrated LNG (kboe/d) | 451 | 477 | -6% |
| 59 | 62 | 53 | +11% | Liquids (kb/d) | 61 | 56 | +7% |
| 2,067 | 2,179 | 2,233 | -7% | Gas (Mcf/d) | 2,122 | 2,291 | -7% |
| 438 | 463 | 405 | +8% | Integrated LNG excluding Novatek (kboe/d) | 451 | 419 | +8% |

| 2Q23 | 1Q23 | 2Q22 | 2Q23 vs 2Q22 | Liquefied Natural Gas in Mt | 1H23 | 1H22 | 1H23 vs 1H22 |
|---|---|---|---|---|---|---|---|
| 11.0 | 11.0 | 11.7 | -6% | Overall LNG sales | 22.0 | 24.9 | -12% |
| 3.6 | 4.0 | 4.1 | -12% | incl. Sales from equity production* | 7.6 | 8.6 | -12% |
| 10.0 | 9.9 | 10.2 | -2% | incl. Sales by TotalEnergies from equity production and third party purchases | 19.9 | 22.2 | -10% |

* The Company's equity production may be sold by TotalEnergies or by the joint ventures.

Hydrocarbon production for LNG was up 8% year-on-year in the second quarter 2023 and first half 2023, due to the increased supply of NLNG following improved security conditions in Nigeria and the restart of Snøhvit in Norway during the second quarter 2022.

LNG sales decreased year-on-year due to lower demand in Europe and are stable quarter-on-quarter, beneficiating from the restart of Freeport LNG.

### 4.2.2 Results

| 2Q23 | 1Q23 | 2Q22 | 2Q23 vs 2Q22 | In millions of dollars | 1H23 | 1H22 | 1H23 vs 1H22 |
|---|---|---|---|---|---|---|---|
| 1,330 | 2,072 | 2,215 | -40% | Adjusted net operating income* | 3,402 | 5,348 | -36% |
| 432 | 786 | 1,192 | -64% | including adjusted income from equity affiliates | 1,218 | 2,596 | -53% |
| 382 | 396 | 171 | x2.2 | Organic investments | 779 | 110 | x7.1 |
| 205 | 759 | (36) | ns | Net acquisitions | 964 | (56) | ns |
| 587 | 1,155 | 135 | x4.3 | Net investments | 1,743 | 54 | x32.3 |
| 1,801 | 2,081 | 2,112 | -15% | Operating cash flow before working capital changes ** | 3,882 | 4,604 | -16% |
| 1,332 | 3,536 | 3,802 | -65% | Cash flow from operations *** | 4,868 | 6,021 | -19% |

* Detail of adjustment items shown in the business segment information annex to financial statements.
** Excluding financial charges, except those related to lease contracts, excluding the impact of contracts recognized at fair value.
*** Excluding financial charges, except those related to leases.

Integrated LNG adjusted net operating income was:

- $1,330 million in the second quarter 2023, down 28% year-on-year (excluding Novatek) and 36% quarter-on-quarter, mainly due to lower spot and forward LNG prices,
- $3,402 million in the first half 2023, down 26% year-on-year (excluding Novatek), due to lower prices and LNG sales, as well as exceptional trading results in the first quarter 2022.

Operating cash flow before working capital changes for Integrated LNG was:

- $1,801 million in the second quarter 2023, down 15% year-on-year (excluding Novatek), and 13% quarter-on-quarter due to lower LNG prices, partially offset by higher margins secured in 2022 on LNG cargoes to be delivered in 2023,
- $3,882 million in the first half 2023, down 16% year-on-year (excluding Novatek), for the same reasons.

7

## 4.3 Integrated Power

### 4.3.1 Capacities, productions, clients and sales

| 2Q23 | 1Q23 | 2Q22 | 2Q23 vs 2Q22 | Integrated Power | 1H23 | 1H22 | 1H23 vs 1H22 |
|---|---|---|---|---|---|---|---|
| 74.7 | 70.4 | 50.7 | +47% | Portfolio of renewable power generation gross capacity (GW) (1),(2) | 74.7 | 50.7 | +47% |
| 19.0 | 17.9 | 11.6 | +63% | o/w installed capacity | 19.0 | 11.6 | +63% |
| 5.7 | 6.2 | 5.2 | +11% | o/w capacity in construction | 5.7 | 5.2 | +11% |
| 50.0 | 46.3 | 33.9 | +47% | o/w capacity in development | 50.0 | 33.9 | +47% |
| 46.9 | 44.4 | 38.4 | +22% | Portfolio of renewable power generation net capacity (GW) (2) | 46.9 | 38.4 | +22% |
| 8.9 | 8.4 | 5.8 | +53% | o/w installed capacity | 8.9 | 5.8 | +53% |
| 3.9 | 4.0 | 3.7 | +7% | o/w capacity in construction | 3.9 | 3.7 | +7% |
| 34.1 | 32.0 | 28.9 | +18% | o/w capacity in development | 34.1 | 28.9 | +18% |
| 5.8 | 5.8 | 5.8 | - | Gas-fired power generation gross installed capacity (GW) (2) | 5.8 | 5.8 | - |
| 4.3 | 4.3 | 4.3 | - | Gas-fired power generation net installed capacity (GW) (2) | 4.3 | 4.3 | - |
| 8.2 | 8.4 | 7.7 | +8% | Net power production (TWh) (3) | 16.6 | 15.2 | +9% |
| 4.2 | 3.8 | 2.5 | +69% | incl. power production from renewables | 8.1 | 4.7 | +70% |
| 6.0 | 6.0 | 6.2 | -3% | Clients power - BtB and BtC (Million) (2) | 6.0 | 6.2 | -3% |
| 2.8 | 2.8 | 2.7 | +1% | Clients gas - BtB and BtC (Million) (2) | 2.8 | 2.7 | +1% |
| 11.5 | 15.5 | 12.3 | -7% | Sales power - BtB and BtC (TWh) | 27.0 | 28.6 | -6% |
| 19.2 | 37.3 | 19.1 | - | Sales gas - BtB and BtC (TWh) | 56.4 | 54.1 | +4% |

(1) Includes 20% of Adani Green Energy Ltd's gross capacity effective first quarter 2021, 50% of Clearway Energy Group's gross capacity effective third quarter 2022 and 49% of Casa dos Ventos' gross capacity effective first quarter 2023.
(2) End of period data.
(3) Solar, wind, hydroelectric and combined-cycle gas turbine (CCGT) plants.

Net power production was:

- 8.2 TWh in the second quarter 2023, up 8% year-on-year, as growing electricity generation from renewables is partially offset by lower generation from flexible capacity in a context of lower demand,
- 16.6 TWh in the first half 2023, up 9% year-on-year, for the same reasons.

Gross installed renewable power generation capacity was 19 GW at the end of the second quarter 2023, up by more than 1 GW quarter-on-quarter, including 0.5 GW installed in the USA and the connection of 0.3 GW from the Seagreen offshore wind project in the UK.

### 4.3.2 Results

| 2Q23 | 1Q23 | 2Q22 | 2Q23 vs 2Q22 | In millions of dollars | 1H23 | 1H22 | 1H23 vs 1H22 |
|---|---|---|---|---|---|---|---|
| 450 | 370 | 340 | +32% | Adjusted net operating income* | 820 | 258 | x3.2 |
| 23 | 56 | 27 | -15% | including adjusted income from equity affiliates | 79 | 53 | +49% |
| 753 | 577 | 170 | x4.4 | Organic investments | 1,330 | 489 | x2.7 |
| (42) | 519 | (22) | ns | Net acquisitions | 477 | 639 | -25% |
| 711 | 1,096 | 148 | x4.8 | Net investments | 1,807 | 1,128 | +60% |
| 491 | 440 | 248 | +98% | Operating cash flow before working capital changes ** | 931 | 341 | x2.7 |
| 2,284 | (1,285) | 168 | x13.6 | Cash flow from operations *** | 999 | (1,736) | ns |

* Detail of adjustment items shown in the business segment information annex to financial statements.
** Excluding financial charges, except those related to lease contracts, excluding the impact of contracts recognized at fair value for the sector and including capital gains on the sale of renewable projects.
*** Excluding financial charges, except those related to leases. Excluding margin calls, reported in the Integrated LNG segment since the implementation in 2022 of its centralized management.

Integrated Power adjusted net operating income was $450 million and operating cash flow before working capital changes was $491 million in the second quarter 2023, up 22% and 12% respectively quarter-on-quarter, due to the performance of its integrated electricity portfolio.

8

## 4.4 Downstream (Refining & Chemicals and Marketing & Services)

### 4.4.1 Results

| 2Q23 | 1Q23 | 2Q22 | 2Q23 vs 2Q22 | In millions of dollars | 1H23 | 1H22 | 1H23 vs 1H22 |
|---|---|---|---|---|---|---|---|
| 1,453 | 1,898 | 3,226 | -55% | Adjusted net operating income* | 3,351 | 4,618 | -27% |
| 686 | 290 | 586 | +17% | Organic investments | 976 | 878 | +11% |
| (19) | (229) | (91) | ns | Net acquisitions | (248) | (125) | ns |
| 667 | 61 | 495 | +35% | Net investments | 728 | 753 | -3% |
| 2,085 | 2,189 | 3,548 | -41% | Operating cash flow before working capital changes ** | 4,274 | 5,444 | -21% |
| 2,588 | (1,524) | 4,106 | -37% | Cash flow from operations ** | 1,064 | 6,111 | -83% |

* Detail of adjustment items shown in the business segment information annex to financial statements.
** Excluding financial charges, except those related to leases.

## 4.5 Refining & Chemicals

### 4.5.1 Refinery and petrochemicals throughput and utilization rates

| 2Q23 | 1Q23 | 2Q22 | 2Q23 vs 2Q22 | Refinery throughput and utilization rate* | 1H23 | 1H22 | 1H23 vs 1H22 |
|---|---|---|---|---|---|---|---|
| 1,472 | 1,403 | 1,575 | -7% | Total refinery throughput (kb/d) | 1,437 | 1,448 | -1% |
| 364 | 357 | 395 | -8% | France | 360 | 324 | +11% |
| 601 | 596 | 648 | -7% | Rest of Europe | 598 | 627 | -5% |
| 507 | 450 | 532 | -5% | Rest of world | 479 | 497 | -4% |
| 82% | 78% | 88% | | Utilization rate based on crude only** | 80% | 81% | |

* Includes refineries in Africa reported in the Marketing & Services segment.
** Based on distillation capacity at the beginning of the year.

| 2Q23 | 1Q23 | 2Q22 | 2Q23 vs 2Q22 | Petrochemicals production and utilization rate | 1H23 | 1H22 | 1H23 vs 1H22 |
|---|---|---|---|---|---|---|---|
| 1,157 | 1,295 | 1,206 | -4% | Monomers* (kt) | 2,452 | 2,611 | -6% |
| 963 | 1,111 | 1,187 | -19% | Polymers (kt) | 2,074 | 2,461 | -16% |
| 67% | 75% | 71% | | Steamcracker utilization rate** | 71% | 78% | |

* Olefins.
** Based on olefins production from steam crackers and their treatment capacity at the start of the year.

Refining throughput was:

- down 7% year-on-year in the second quarter 2023, notably due to planned maintenance and unplanned shutdowns at the Antwerp refinery in Belgium, and logistical limitations linked to high inventory levels at the Normandy refinery in France,
- down 1% year-on-year in the first half 2023, reflecting the restart of the Donges refinery in France in the second quarter 2022.

The utilization rate on processed crude rose over the quarter to 82% given the end of strikes in France.

Polymer production was down year-on-year by 19% in the second quarter 2023 and 16% in the first half 2023, due to the slowdown in global demand.

9

### 4.5.2 Results

| 2Q23 | 1Q23 | 2Q22 | 2Q23 vs 2Q22 | In millions of dollars | 1H23 | 1H22 | 1H23 vs 1H22 |
|---|---|---|---|---|---|---|---|
| 1,004 | 1,618 | 2,760 | *-64%* | Adjusted net operating income* | 2,622 | 3,880 | *-32%* |
| 454 | 198 | 313 | *+45%* | Organic investments | 652 | 510 | *+28%* |
| (15) | 5 | (34) | *ns* | Net acquisitions | (10) | (34) | *ns* |
| 439 | 203 | 279 | *+57%* | Net investments | 642 | 476 | *+35%* |
| 1,329 | 1,733 | 2,963 | *-55%* | Operating cash flow before working capital changes ** | 3,062 | 4,396 | *-30%* |
| 1,923 | (851) | 3,526 | *-45%* | Cash flow from operations ** | 1,072 | 4,633 | *-77%* |

* Detail of adjustment items shown in the business segment information annex to financial statements.
** Excluding financial charges, except those related to leases.

Refining & Chemicals adjusted net operating income was:

- $1,004 million in the second quarter 2023, down 38% quarter-on-quarter, reflecting lower refining margins in Europe impacted at the start of the period by Chinese exports and the quicker than anticipated reorganization of Russian flows following the European embargo, although supported at the end of the quarter by higher gasoline exports to the US and lower diesel imports in Europe from China,
- $2,622 million in the first half 2023, down 32% year-on-year, for the same reasons.

Operating cash flow before working capital changes was $1,329 million in the second quarter 2023 and $3,062 million in the first half 2023, down 55% and 30% respectively year-on-year as the second quarter 2022 benefited from exceptional conditions.

10

## 4.6 Marketing & Services

### 4.6.1 Petroleum product sales

| 2Q23 | 1Q23 | 2Q22 | 2Q23 vs 2Q22 | Sales in kb/d* | 1H23 | 1H22 | 1H23 vs 1H22 |
|---|---|---|---|---|---|---|---|
| 1,397 | 1,360 | 1,477 | -5% | Total Marketing & Services sales | 1,379 | 1,464 | -6% |
| 799 | 757 | 817 | -2% | Europe | 778 | 804 | -3% |
| 598 | 602 | 660 | -9% | Rest of world | 600 | 661 | -9% |

* Excludes trading and bulk refining sales.

Sales of petroleum products were down year-on-year by 5% in the second quarter 2023 and 6% in the first half 2023, as lower demand from commercial and industrial customers in Europe and the portfolio effect linked to the disposal of 50% of the fuel distribution business in Egypt were partially offset by the recovery in the aviation business.

### 4.6.2 Results

| 2Q23 | 1Q23 | 2Q22 | 2Q23 vs 2Q22 | In millions of dollars | 1H23 | 1H22 | 1H23 vs 1H22 |
|---|---|---|---|---|---|---|---|
| 449 | 280 | 466 | -4% | Adjusted net operating income* | 729 | 738 | -1% |
| 232 | 92 | 273 | -15% | Organic investments | 324 | 368 | -12% |
| (4) | (234) | (57) | ns | Net acquisitions | (238) | (91) | ns |
| 228 | (142) | 216 | +6% | Net investments | 86 | 277 | -69% |
| 756 | 456 | 585 | +29% | Operating cash flow before working capital changes ** | 1,212 | 1,048 | +16% |
| 665 | (673) | 580 | +15% | Cash flow from operations ** | (8) | 1,478 | ns |

* Detail of adjustment items shown in the business segment information annex to financial statements.
** Excluding financial charges, except those related to leases.

Marketing & Services adjusted net operating income was $449 million in the second quarter 2023, down 4% year-on-year, and $729 million in the first half 2023, slightly down year-on-year, in line with lower sales.

Operating cash flow before working capital changes rose by 29% year-on-year to $756 million in the second quarter 2023, and by 16% to $1,212 million in the first half 2023, as 2022 was negatively impacted by the tax effect of higher prices on the valuation of petroleum product inventories.

11

5. TotalEnergies results 5.1 Adjusted net operating income from business segments Adjusted net operating income from business segments was: • $5,582 million in the second quarter 2023, compared to $6,993 million in the first quarter 2023, due to lower gas prices and refining margins, • $12,575 million in the first half 2023, compared to $19,958 million in the first half 2022, due to lower oil and gas prices and refining margins. 5.2 Adjusted net income (TotalEnergies share) TotalEnergies adjusted net income was $4,956 million in the second quarter 2023 versus $6,541 million in the first quarter 2023, mainly due to lower gas prices and refining margins. Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value(16) .. Adjustments to net income(17) were ($868) million in the second quarter 2023, consisting mainly of: • ($0.5) billion related to impairments, notably on upstream assets in Kenya and the Yunlin offshore wind project in Taiwan, • ($0.4) billion of inventory effect. TotalEnergies’ average tax rate was: • 37.3% in the second quarter 2023 versus 41.4% in the first quarter 2023, mainly as a result of the lower tax rate for Exploration & Production related to lower oil and gas prices, • 39.7% in the first half 2023 versus 39.0% in the first half 2022, mainly as a result of the higher tax rate for Exploration & Production related notably to the Energy Profits Levy in the UK. 5.3 Adjusted earnings per share Adjusted diluted net earnings per share were: • $1.99 in the second quarter 2023, based on 2,448 million weighted average diluted shares, compared to $2.61 in the first quarter 2023, • $4.61 in the first half 2023, based on 2,460 million weighted average diluted shares, compared to $7.14 a year earlier. As of June 30, 2023, the number of diluted shares was 2,443 million. As part of its shareholder return policy, TotalEnergies repurchased: • 32.8 million shares for cancellation in the second quarter 2023 for $2 billion, • 65.0 million shares for cancellation in the first half 2023 for $4 billion. 5.4 Acquisitions - asset sales Acquisitions were: • $482 million in the second quarter 2023, mainly related to the acquisition of a 9.375% stake in the NFS LNG project in Qatar, the renewal of the license OML 130 in Nigeria, and the acquisition of a 5.06% stake in NextDecade in line with the launch of RGLNG project in the US, • $3,738 million in the first half 2023, mainly related to the above items, as well as the acquisition of a 20% interest in the SARB and Umm Lulu concession in the United Arab Emirates, the acquisition of a 6.25% stake in the NFE LNG project in Qatar, and a 34% stake in a joint venture with Casa dos Ventos in Brazil. Divestments were: • $162 million in the second quarter 2023, notably for the sale of shares in Maxeon, • $431 million in the first half 2023, notably for the above item as well as the sale of 50% of the Marketing & Services subsidiary in Egypt. (16) These adjustment elements are explained page 22. (17) Total net income adjustment items are detailed page 18 as well as in the annexes to the accounts. 12

## 5.5 Net cash flow

TotalEnergies' net cash flow[18] was:

- $3,894 million in the second quarter 2023 compared to $3,201 million in the first quarter, reflecting the $1,136 million decrease in cash flow offset by the $1,829 million decrease in net investments to $4,591 million in the second quarter 2023,
- $7,095 million in the first half 2023 compared to $17,061 million a year earlier, reflecting the $6,753 million decrease in cash flow and the $3,213 million increase in net investments to $11,011 million in the first half 2023.

In the second quarter, cash flow from operations was $9,900 million compared to $8,485 million of operating cash flow before working capital changes, reflecting a $1.5 billion decrease in working capital requirements, mainly due to the effects of lower inventories, seasonality of payment of the gas and power marketing business, and despite a decrease in tax payables and the tax payment schedule notably in the Exploration & Production segment.

## 5.6 Profitability

Return on equity was 25.2% for the twelve months ended June 30, 2023.

| In millions of dollars | July 1, 2022<br>June 30, 2023 | April 1, 2022<br>March 31, 2023 | July 1, 2021<br>June 30, 2022 |
|---|---|---|---|
| Adjusted net income | 29,351 | 34,219 | 30,716 |
| Average adjusted shareholders' equity | 116,329 | 115,233 | 113,333 |
| **Return on equity (ROE)** | **25.2%** | **29.7%** | **27.1%** |

Return on average capital employed[19] was 22.4% for the twelve months ended June 30, 2023.

| In millions of dollars | July 1, 2022<br>June 30, 2023 | April 1, 2022<br>March 31, 2023 | July 1, 2021<br>June 30, 2022 |
|---|---|---|---|
| Adjusted net operating income | 30,776 | 35,712 | 32,177 |
| Average capital employed | 137,204 | 140,842 | 139,377 |
| **ROACE** | **22.4%** | **25.4%** | **23.1%** |

# 6. TotalEnergies SE statutory accounts

Net income for TotalEnergies SE, the parent company, amounted to €7,040 million in the first half 2023, compared to €3,702 million in the first half 2022.

# 7. Annual 2023 Sensitivities*

| | Change | Estimated impact on adjusted net operating income | Estimated impact on cash flow from operations |
|---|---|---|---|
| Dollar | +/- 0.1 $ per € | -/+ 0.1 B$ | ~0 B$ |
| Average liquids price** | +/- 10 $/b | +/- 2.5 B$ | +/- 3.0 B$ |
| European gas price - NBP / TTF | +/- 2 $/Mbtu | +/- 0.4 B$ | +/- 0.4 B$ |
| Variable cost margin, European refining (VCM) | +/- 10 $/t | +/- 0.4 B$ | +/- 0.5 B$ |

* Sensitivities are revised once per year upon publication of the previous year's fourth quarter results. Sensitivities are estimates based on assumptions about TotalEnergies' portfolio in 2023. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.

** In a 80 $/b Brent environment.

(18) Net cash flow = operating cash flow before working capital changes - net investments (including other transactions with non-controlling interest).
(19) ROACE is the ratio of Adjusted net operating income to Average capital employed between the beginning and the end of the period.

13

8. Outlook Oil prices have remained buoyant at around $75/b for several months now, supported by OPEC+ actions. Demand for petroleum products should be supported as the summer driving season is ongoing and the global recovery for air travel continues. European natural gas prices are currently around $10/Mbtu due to high inventories in Europe. Demand recovery in Asia and tension on supply capacities in Europe support forward prices above $15/Mbtu for the winter of 2023/2024. Given the evolution of oil and gas prices in recent months and the lag effect on price formulas, TotalEnergies anticipates that its average LNG selling price should be between $9 and $10/Mbtu in the third quarter 2023. For the third quarter 2023, TotalEnergies anticipates hydrocarbon production of around 2.5 Mboe/d, notably supported by the start-up of Absheron field in Azerbaijan. The utilization rate in refineries should remain above 80%. The Company confirms 2023 guidance of net investments between $16 and $18 billion, including $5 billion in low-carbon energies. * * * * To listen to the conference call with CEO Patrick Pouyanné and CFO Jean-Pierre Sbraire today at 12:00 (Paris time), please log on to totalenergies.com or dial +44 (0) 121 281 8004 or +1 (718) 705-8796. The conference replay will be available on the Company's website totalenergies.com after the event. * * * * TotalEnergies contacts Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com 14

# 9. Operating information by segment

## 9.1 Company's production (Exploration & Production + Integrated LNG)

| 2Q23 | 1Q23 | 2Q22 | 2Q23 vs 2Q22 | Combined liquids and gas production by region (kboe/d) | 1H23 | 1H22 | 1H23 vs 1H22 |
|---|---|---|---|---|---|---|---|
| 537 | 583 | 907 | -41% | Europe | 559 | 933 | -40% |
| 481 | 494 | 460 | +5% | Africa | 488 | 479 | +2% |
| 767 | 718 | 680 | +13% | Middle East and North Africa | 743 | 675 | +10% |
| 443 | 441 | 420 | +5% | Americas | 442 | 403 | +10% |
| 243 | 288 | 271 | -10% | Asia-Pacific | 266 | 301 | -12% |
| 2,471 | 2,524 | 2,738 | -10% | Total production | 2,498 | 2,791 | -10% |
| 338 | 344 | 690 | -51% | includes equity affiliates | 341 | 702 | -51% |

| 2Q23 | 1Q23 | 2Q22 | 2Q23 vs 2Q22 | Liquids production by region (kb/d) | 1H23 | 1H22 | 1H23 vs 1H22 |
|---|---|---|---|---|---|---|---|
| 227 | 235 | 267 | -15% | Europe | 231 | 283 | -18% |
| 359 | 371 | 351 | +2% | Africa | 365 | 362 | +1% |
| 615 | 578 | 546 | +13% | Middle East and North Africa | 596 | 542 | +10% |
| 268 | 263 | 231 | +16% | Americas | 266 | 216 | +23% |
| 102 | 116 | 88 | +16% | Asia-Pacific | 109 | 102 | +6% |
| 1,571 | 1,562 | 1,483 | +6% | Total production | 1,567 | 1,505 | +4% |
| 153 | 150 | 201 | -24% | includes equity affiliates | 152 | 206 | -26% |

| 2Q23 | 1Q23 | 2Q22 | 2Q23 vs 2Q22 | Gas production by region (Mcf/d) | 1H23 | 1H22 | 1H23 vs 1H22 |
|---|---|---|---|---|---|---|---|
| 1,671 | 1,879 | 3,440 | -51% | Europe | 1,774 | 3,498 | -49% |
| 610 | 615 | 545 | +12% | Africa | 612 | 594 | +3% |
| 834 | 772 | 742 | +12% | Middle East and North Africa | 803 | 734 | +9% |
| 976 | 994 | 1,063 | -8% | Americas | 985 | 1,052 | -6% |
| 754 | 931 | 1,045 | -28% | Asia-Pacific | 843 | 1,119 | -25% |
| 4,845 | 5,191 | 6,835 | -29% | Total production | 5,017 | 6,997 | -28% |
| 1,004 | 1,054 | 2,633 | -62% | includes equity affiliates | 1,029 | 2,673 | -62% |

15

## 9.2 Downstream (Refining & Chemicals and Marketing & Services)

| 2Q23 | 1Q23 | 2Q22 | 2Q23 vs 2Q22 | Petroleum product sales by region (kb/d) | 1H23 | 1H22 | 1H23 vs 1H22 |
|---|---|---|---|---|---|---|---|
| 1,709 | 1,600 | 1,814 | -6% | Europe* | 1,655 | 1,724 | -4% |
| 599 | 667 | 734 | -18% | Africa | 633 | 747 | -15% |
| 918 | 849 | 922 | - | Americas | 883 | 849 | +4% |
| 665 | 623 | 705 | -6% | Rest of world | 644 | 618 | +4% |
| 3,892 | 3,739 | 4,176 | -7% | Total consolidated sales* | 3,815 | 3,939 | -3% |
| 424 | 387 | 409 | +4% | Includes bulk sales | 405 | 409 | -1% |
| 2,070 | 1,992 | 2,290 | -10% | Includes trading* | 2,031 | 2,065 | -2% |

* 1Q23 data restated

| 2Q23 | 1Q23 | 2Q22 | 2Q23 vs 2Q22 | Petrochemicals production* (kt) | 1H23 | 1H22 | 1H23 vs 1H22 |
|---|---|---|---|---|---|---|---|
| 1,026 | 1,047 | 1,023 | - | Europe | 2,073 | 2,282 | -9% |
| 619 | 607 | 603 | +3% | Americas | 1,226 | 1,240 | -1% |
| 475 | 753 | 768 | -38% | Middle East and Asia | 1,228 | 1,549 | -21% |

* Olefins, polymers.

16

9.3 Renewables (1) Includes 20% of the gross capacities of Adani Green Energy Limited, 50% of Clearway Energy Group and, from 1Q23, 49% of Casa dos Ventos. (2) End-of-period data. Installed power generation gross capacity (GW) (1),(2) Solar Onshore Wind Offshore Wind Other Total Solar Onshore Wind Offshore Wind Other Total France 0.8 0.6 0.0 0.1 1.6 0.8 0.6 0.0 0.2 1.5 Rest of Europe 0.2 1.1 0.8 0.0 2.1 0.2 1.1 0.5 0.0 1.8 Africa 0.1 0.0 0.0 0.0 0.2 0.1 0.0 0.0 0.0 0.2 Middle East 1.2 0.0 0.0 0.0 1.2 1.2 0.0 0.0 0.0 1.2 North America 3.5 2.1 0.0 0.1 5.6 3.0 2.1 0.0 0.1 5.1 South America 0.4 1.0 0.0 0.0 1.4 0.4 0.9 0.0 0.0 1.3 India 5.1 0.4 0.0 0.0 5.5 5.0 0.4 0.0 0.0 5.4 Asia-Pacific 1.4 0.0 0.1 0.0 1.5 1.3 0.0 0.1 0.0 1.5 Total 12.5 5.2 1.0 0.3 19.0 12.0 5.0 0.7 0.3 17.9 Power generation gross capacity from renewables in construction (GW) (1),(2) Solar Onshore Wind Offshore Wind Other Total Solar Onshore Wind Offshore Wind Other Total France 0.2 0.1 0.0 0.0 0.3 0.2 0.1 0.0 0.0 0.4 Rest of Europe 0.1 0.0 0.3 0.0 0.5 0.1 0.0 0.6 0.0 0.7 Africa 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 Middle East 0.1 0.0 0.0 0.0 0.1 0.0 0.0 0.0 0.0 0.0 North America 2.8 0.1 0.0 0.5 3.4 2.7 0.1 0.0 0.5 3.4 South America 0.1 0.2 0.0 0.0 0.3 0.1 0.6 0.0 0.0 0.7 India 0.4 0.1 0.0 0.0 0.5 0.4 0.1 0.0 0.0 0.5 Asia-Pacific 0.0 0.0 0.5 0.0 0.6 0.0 0.0 0.5 0.0 0.6 Total 3.8 0.5 0.9 0.6 5.7 3.6 0.9 1.2 0.5 6.2 Power generation gross capacity from renewables in development (GW) (1),(2) Solar Onshore Wind Offshore Wind Other Total Solar Onshore Wind Offshore Wind Other Total France 1.0 0.6 0.0 0.0 1.6 0.9 0.2 0.0 0.0 1.2 Rest of Europe 5.4 0.4 4.4 0.1 10.3 3.6 0.4 4.4 0.1 8.4 Africa 0.6 0.3 0.0 0.1 1.0 0.7 0.3 0.0 0.1 1.1 Middle East 0.4 0.0 0.0 0.0 0.4 0.5 0.0 0.0 0.0 0.5 North America 9.0 3.2 4.1 5.1 21.3 10.7 2.8 4.1 4.5 22.1 South America 1.6 1.6 0.0 0.4 3.6 1.3 0.5 0.0 0.0 1.8 India 4.2 0.1 0.0 0.0 4.3 4.6 0.2 0.0 0.0 4.8 Asia-Pacific 3.2 0.4 2.9 0.9 7.5 2.4 0.4 2.9 0.7 6.4 Total 25.5 6.6 11.4 6.5 50.0 24.7 4.8 11.4 5.4 46.3 2Q23 1Q23 2Q23 1Q23 2Q23 1Q23 17

## 10. Adjustment items to net income (TotalEnergies share)

| 2Q23 | 1Q23 | 2Q22 | In millions of dollars | 1H23 | 1H22 |
|---|---|---|---|---|---|
| (377) | (159) | (4,546) | Special items affecting net income (TotalEnergies share) | (536) | (9,539) |
| - | 203 | - | Gain (loss) on asset sales | 203 | - |
| (5) | - | (8) | Restructuring charges | (5) | (11) |
| (469) | (60) | (3,719) | Impairments | (529) | (8,780) |
| 97 | (302) | (819) | Other | (205) | (748) |
| (380) | (391) | 993 | After-tax inventory effect : FIFO vs. replacement cost | (771) | 2,033 |
| (111) | (434) | (551) | Effect of changes in fair value | (545) | (631) |
| **(868)** | **(984)** | **(4,104)** | **Total adjustments affecting net income** | **(1,852)** | **(8,137)** |

18

# 11. Reconciliation of adjusted EBITDA with consolidated financial statements

## 11.1 Reconciliation of net income (TotalEnergies share) to adjusted EBITDA

| 2Q23 | 1Q23 | 2Q22 | 2Q23 vs 2Q22 | In millions of dollars | 1H23 | 1H22 | 1H23 vs 1H22 |
|---|---|---|---|---|---|---|---|
| **4,088** | **5,557** | **5,692** | *-28%* | **Net income - TotalEnergies share** | **9,645** | **10,636** | *-9%* |
| 868 | 984 | 4,104 | *-79%* | Less: adjustment items to net income (TotalEnergies share) | 1,852 | 8,137 | *-77%* |
| **4,956** | **6,541** | **9,796** | *-49%* | **Adjusted net income - TotalEnergies share** | **11,497** | **18,773** | *-39%* |
| | | | | *Adjusted items* | | | |
| 61 | 74 | 89 | *-31%* | Add: non-controlling interests | 135 | 165 | *-18%* |
| 2,715 | 4,090 | 5,274 | *-49%* | Add: income taxes | 6,805 | 9,998 | *-32%* |
| 2,959 | 3,026 | 3,038 | *-3%* | Add: depreciation, depletion and impairment of tangible assets and mineral interests | 5,985 | 6,186 | *-3%* |
| 92 | 99 | 98 | *-6%* | Add: amortization and impairment of intangible assets | 191 | 194 | *-2%* |
| 724 | 710 | 572 | *+27%* | Add: financial interest on debt | 1,434 | 1,034 | *+39%* |
| (402) | (373) | (130) | *ns* | Less: financial income and expense from cash & cash equivalents | (775) | (189) | *ns* |
| **11,105** | **14,167** | **18,737** | *-41%* | **Adjusted EBITDA** | **25,272** | **36,161** | *-30%* |

## 11.2 Reconciliation of revenues from sales to adjusted EBITDA and net income (TotalEnergies share)

| 2Q23 | 1Q23 | 2Q22 | 2Q23 vs 2Q22 | In millions of dollars | 1H23 | 1H22 | 1H23 vs 1H22 |
|---|---|---|---|---|---|---|---|
| | | | | *Adjusted items* | | | |
| 51,458 | 58,309 | 70,460 | *-27%* | Revenues from sales | 109,767 | 134,398 | *-18%* |
| (33,379) | (37,479) | (46,023) | *ns* | Purchases, net of inventory variation | (70,858) | (86,785) | *ns* |
| (7,754) | (7,752) | (7,620) | *ns* | Other operating expenses | (15,506) | (15,029) | *ns* |
| (62) | (94) | (117) | *ns* | Exploration costs | (156) | (253) | *ns* |
| 116 | 77 | 429 | *-73%* | Other income | 193 | 550 | *-65%* |
| (164) | (38) | (431) | *ns* | Other expense, excluding amortization and impairment of intangible assets | (202) | (604) | *ns* |
| 401 | 248 | 231 | *+74%* | Other financial income | 649 | 350 | *+85%* |
| (173) | (183) | (136) | *ns* | Other financial expense | (356) | (271) | *ns* |
| 662 | 1,079 | 1,944 | *-66%* | Net income (loss) from equity affiliates | 1,741 | 3,805 | *-54%* |
| **11,105** | **14,167** | **18,737** | *-41%* | **Adjusted EBITDA** | **25,272** | **36,161** | *-30%* |
| | | | | *Adjusted items* | | | |
| (2,959) | (3,026) | (3,038) | *ns* | Less: depreciation, depletion and impairment of tangible assets and mineral interests | (5,985) | (6,186) | *ns* |
| (92) | (99) | (98) | *ns* | Less: amortization of intangible assets | (191) | (194) | *ns* |
| (724) | (710) | (572) | *ns* | Less: financial interest on debt | (1,434) | (1,034) | *ns* |
| 402 | 373 | 130 | *x3.1* | Add: financial income and expense from cash & cash equivalents | 775 | 189 | *x4.1* |
| (2,715) | (4,090) | (5,274) | *ns* | Less: income taxes | (6,805) | (9,998) | *ns* |
| (61) | (74) | (89) | *ns* | Less: non-controlling interests | (135) | (165) | *ns* |
| (868) | (984) | (4,104) | *ns* | Add: adjustment - TotalEnergies share | (1,852) | (8,137) | *ns* |
| **4,088** | **5,557** | **5,692** | *-28%* | **Net income - TotalEnergies share** | **9,645** | **10,636** | *-9%* |

19

## 12. Investments - Divestments

| 2Q23 | 1Q23 | 2Q22 | 2Q23 vs 2Q22 | In millions of dollars | 1H23 | 1H22 | 1H23 vs 1H22 |
|---|---|---|---|---|---|---|---|
| 4,271 | 3,433 | 2,819 | +51% | Organic investments ( a ) | 7,704 | 4,800 | +60% |
| 328 | 205 | 98 | x3.3 | Capitalized exploration | 533 | 212 | x2.5 |
| 366 | 374 | 277 | +32% | Increase in non-current loans | 740 | 511 | +45% |
| (84) | (229) | (174) | ns | Repayment of non-current loans, excluding organic loan repayment from equity affiliates | (313) | (609) | ns |
| - | - | (190) | -100% | Change in debt from renewable projects (TotalEnergies share) | - | (190) | -100% |
| 482 | 3,256 | 2,464 | -80% | Acquisitions ( b ) | 3,738 | 3,864 | -3% |
| 162 | 269 | 388 | -58% | Asset sales ( c ) | 431 | 866 | -50% |
| (35) | (3) | 176 | ns | Change in debt from renewable projects (partner share) | (38) | 174 | ns |
| 320 | 2,987 | 2,076 | -85% | Net acquisitions | 3,307 | 2,998 | +10% |
| **4,591** | **6,420** | **4,895** | **-6%** | **Net investments ( a + b - c )** | **11,011** | **7,798** | **+41%** |
| - | - | - | ns | Other transactions with non-controlling interests ( d ) | - | - | ns |
| (18) | 6 | (238) | ns | Organic loan repayment from equity affiliates ( e ) | (12) | (725) | ns |
| (35) | (3) | 366 | ns | Change in debt from renewable projects financing * ( f ) | (38) | 364 | ns |
| 64 | 60 | 37 | +73% | Capex linked to capitalized leasing contracts ( g ) | 124 | 73 | +70% |
| 1 | 1 | 4 | -75% | Expenditures related to carbon credits ( h ) | 2 | 4 | -50% |
| **4,473** | **6,362** | **4,982** | **-10%** | **Cash flow used in investing activities ( a + b - c + d + e + f - g - h )** | **10,835** | **7,360** | **+47%** |

* Change in debt from renewable projects (TotalEnergies share and partner share).

## 13. Cash flow

| 2Q23 | 1Q23 | 2Q22 | 2Q23 vs 2Q22 | In millions of dollars | 1H23 | 1H22 | 1H23 vs 1H22 |
|---|---|---|---|---|---|---|---|
| **9 900** | **5 133** | **16 284** | **-39%** | **Cash flow from operations** | **15 033** | **23 901** | **-37%** |
| 1 720 | (3 989) | 2 161 | -20% | *Less* (Increase) decrease in working capital ** | (2 269) | (2 614) | ns |
| (252) | (502) | 1 151 | ns | *Less* Inventory effect | (754) | 2 406 | ns |
| (35) | (3) | (23) | ns | *Less* Capital gain from renewable project sales | (38) | (25) | ns |
| (18) | 6 | (238) | ns | *Less* Organic loan repayments from equity affiliates | (12) | (725) | ns |
| **8 485** | **9 621** | **13 233** | **-36%** | **= Operating cash flow before working capital changes ( a ) *** | **18 106** | **24 859** | **-27%** |
| (112) | (153) | (399) | ns | Financial charges | (265) | (767) | ns |
| **8 596** | **9 774** | **13 631** | **-37%** | **Operating cash flow before working capital changes w/o financial charges (DACF)** | **18 371** | **25 626** | **-28%** |
| 4 271 | 3 433 | 2 819 | +51% | Organic investments ( b ) | 7 704 | 4 800 | +60% |
| **4 214** | **6 188** | **10 414** | **-60%** | **Free cash flow after organic investments, w/o net asset sales ( a - b )** | **10 402** | **20 059** | **-48%** |
| 4 591 | 6 420 | 4 895 | -6% | Net investments ( c ) | 11 011 | 7 798 | +41% |
| **3 894** | **3 201** | **8 338** | **-53%** | **Net cash flow ( a - c )** | **7 095** | **17 061** | **-58%** |

* Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of Integrated LNG and Integrated Power sectors' contracts and including capital gain from renewable projects sale.
Historical data have been restated to cancel the impact of fair valuation of Integrated LNG and Integrated Power sectors' contracts.

** Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power sectors' contracts.

20

## 14. Gearing ratio

| In millions of dollars | 06/30/2023 | 03/31/2023 | 06/30/2022 |
|---|---|---|---|
| Current borrowings [1] | 13,980 | 16,280 | 14,589 |
| Other current financial liabilities | 443 | 597 | 401 |
| Current financial assets [1],[2] | (6,397) | (7,223) | (7,697) |
| Net financial assets classified as held for sale [1] | (41) | (38) | (14) |
| Non-current financial debt [1] | 33,387 | 34,820 | 39,233 |
| Non-current financial assets [1] | (1,264) | (1,101) | (692) |
| Cash and cash equivalents | (25,572) | (27,985) | (32,848) |
| **Net debt (a)** | **14,536** | **15,350** | **12,972** |
| Shareholders' equity - TotalEnergies share | 113,682 | 115,581 | 116,688 |
| Non-controlling interests | 2,770 | 2,863 | 3,309 |
| **Shareholders' equity (b)** | **116,452** | **118,444** | **119,997** |
| **Net-debt-to-capital ratio = a / (a+b)** | **11.1%** | **11.5%** | **9.8%** |
| *Leases (c)* | *8,090* | *8,131* | *7,963* |
| *Net-debt-to-capital ratio including leases (a+c) / (a+b+c)* | *16.3%* | *16.5%* | *14.9%* |

(1) Excludes leases receivables and leases debts.
(2) Including initial margins held as part of the Company's activities on organized markets.

## 15. Return on average capital employed[20]

### Twelve months ended June 30, 2023

| In millions of dollars | Exploration & Production | Integrated LNG | Integrated Power | Refining & Chemicals | Marketing & Services | Company |
|---|---|---|---|---|---|---|
| Adjusted net operating income | 12,747 | 9,223 | 1,537 | 6,044 | 1,541 | 30,776 |
| Capital employed at 06/30/2022* | 70,248 | 41,606 | 12,568 | 7,958 | 7,475 | 137,035 |
| Capital employed at 06/30/2023* | 68,530 | 34,598 | 17,804 | 9,698 | 8,796 | 137,372 |
| **ROACE** | **18.4%** | **24.2%** | **10.1%** | **68.5%** | **18.9%** | **22.4%** |

### Twelve months ended March 31, 2023

| In millions of dollars | Exploration & Production | Integrated LNG | Integrated Power | Refining & Chemicals | Marketing & Services | Company |
|---|---|---|---|---|---|---|
| Adjusted net operating income | 15,117 | 10,108 | 1,427 | 7,800 | 1,558 | 35,712 |
| Capital employed at 03/31/2022* | 71,518 | 44,803 | 9,937 | 8,847 | 7,751 | 141,853 |
| Capital employed at 03/31/2023* | 67,658 | 34,183 | 18,982 | 10,115 | 8,811 | 139,830 |
| **ROACE** | **21.7%** | **25.6%** | **9.9%** | **82.3%** | **18.8%** | **25.4%** |

* At replacement cost (excluding after-tax inventory effect).

(20) ROACE is the ratio of Adjusted net operating income to Average capital employed between the beginning and the end of the period.

21

Disclaimer: The terms “TotalEnergies”, “TotalEnergies company” and “Company” in this document are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities. This document does not constitute the half-year financial report, which will be separately published in accordance with article L. 451-1-2-III of the French Code monétaire et financier and applicable UK law, and available on the website totalenergies.com. This press release presents the results for the second quarter 2023 and half-year 2023 from the consolidated financial statements of TotalEnergies SE as of June 30, 2023 (unaudited). The limited review procedures by the Statutory Auditors are underway. The notes to the consolidated financial statements (unaudited) are available on the website totalenergies.com. This document may contain forward-looking statements (including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995), notably with respect to the financial condition, results of operations, business activities and industrial strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document. These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. The information on risk factors that could have a significant adverse effect on TotalEnergies’ business, financial condition, including its operating income and cash flow, reputation, outlook or the value of financial instruments issued by TotalEnergies is provided in the most recent version of the Universal Registration Document which is filed by TotalEnergies SE with the French Autorité des Marchés Financiers and the annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”). Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies. In addition to IFRS measures, certain alternative performance indicators are presented, such as performance indicators excluding the adjustment items described below (adjusted operating income, adjusted net operating income, adjusted net income), return on equity (ROE), return on average capital employed (ROACE), gearing ratio, operating cash flow before working capital changes, the shareholder rate of return. These indicators are meant to facilitate the analysis of the financial performance of TotalEnergies and the comparison of income between periods. They allow investors to track the measures used internally to manage and measure the performance of TotalEnergies. These adjustment items include: (i) Special items Due to their unusual nature or particular significance, certain transactions qualified as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years. (ii) Inventory valuation effect The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of TotalEnergies’ principal competitors. In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differentials between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost. (iii) Effect of changes in fair value The effect of changes in fair value presented as an adjustment item reflects, for some transactions, differences between internal measures of performance used by TotalEnergies’ management and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices. TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect. Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence. The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. Euro amounts presented for the fully adjusted-diluted earnings per share represent dollar amounts converted at the average euro-dollar (€-$) exchange rate for the applicable period and are not the result of financial statements prepared in euros. Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this press release, such as “potential reserves” or “resources”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in the Form 20-F of TotalEnergies SE, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at our website totalenergies.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov. 22

# Second Quarter 2023: Main Indicators

**Paris, July 18, 2023** – The main indicators, estimated financial information and key elements impacting TotalEnergies' second quarter 2023 aggregates are shown below:

**Main indicators**

| | | 2Q23 | 1Q23 | 4Q22 | 3Q22 | 2Q22 |
|---|---|---|---|---|---|---|
| €/$ | | 1.09 | 1.07 | 1.02 | 1.01 | 1.06 |
| Brent | ($/b) | 78.1 | 81.2 | 88.8 | 100.8 | 113.9 |
| Average liquids price * (1) | ($/b) | 72.0 | 73.4 | 80.6 | 93.6 | 102.9 |
| Average gas price * (1) | ($/Mbtu) | 5.98 | 8.89 | 12.74 | 16.83 | 11.01 |
| Average LNG price ** (1) | ($/Mbtu) | 9.84 | 13.27 | 14.83 | 21.51 | 13.96 |
| Variable Cost Margin, European refining *** | ($/t) | 42.7 | 87.8 | 73.6 | 99.2 | 145.7 |

* Sales in $ / Sales in volume for consolidated affiliates.

** Sales in $ / Sales in volume for consolidated and equity affiliates.

*** This indicator represents the average margin on variable costs realized by TotalEnergies' European refining business (equal to the difference between the sales of refined products realized by TotalEnergies' European refining and the crude purchases as well as associated variable costs, divided by refinery throughput in tons).

(1) Does not take include oil, gas and LNG trading activities, respectively.

**Main elements impacting the quarter aggregates**

- Hydrocarbon production is expected at nearly 2.5 Mboe/d this quarter, down about 50 kboe/d compared to the previous quarter mainly due to planned maintenance in the North Sea. Exploration & Production results are expected to be in line with the evolution of the environment.
- Despite the expected significant impact of a less favorable environment on results from the Integrated LNG segment, illustrated by an average LNG price near 10 $/Mbtu, cash flow should remain high thanks to high margins captured in 2022 for 2023 deliveries.
- Integrated Power results are expected to be above $400 million, higher than previous quarter.
- Downstream results are expected to be in line with the decrease in refining margins.
- A working capital release is expected, which should provide a tailwind to cash flow.

**2023 Sensitivities***

| | Change | Estimated impact on adjusted net operating income | Estimated impact on cash flow from operations |
|---|---|---|---|
| Dollar | +/- 0.1 $ per € | -/+ 0.1 B$ | ~0 B$ |
| Average liquids price** | +/- 10 $/b | +/- 2.5 B$ | +/- 3.0 B$ |
| European gas price - NBP / TTF | +/- 2 $/Mbtu | +/- 0.4 B$ | +/- 0.4 B$ |
| Variable cost margin, European refining (VCM) | +/- 10 $/t | +/- 0.4 B$ | +/- 0.5 B$ |

* Sensitivities are revised once per year upon publication of the previous year's fourth quarter results. Sensitivities are estimates based on assumptions about TotalEnergies' portfolio in 2023. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.

** In a 80 $/b Brent environment.

23

Disclaimer The terms “TotalEnergies”, “TotalEnergies company” and “Company” in this document are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities. The data presented in this document is based on TotalEnergies’ internal preliminary reporting and is not audited. This data is not intended to be a comprehensive summary of all items that will affect TotalEnergies SE’s results or to provide an estimate of the first quarter 2023 results. Actual results may vary. To the extent permitted by law, TotalEnergies SE disclaims all liability from the use of this data. This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document. These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. The information on risk factors that could have a significant adverse effect on TotalEnergies’ business, financial condition, including its operating income and cash flow, reputation, outlook or the value of financial instruments issued by TotalEnergies is provided in the most recent version of the Universal Registration Document which is filed by TotalEnergies SE with the French Autorité des Marchés Financiers and the annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”). Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies. In addition to IFRS measures, certain alternative performance indicators are presented, such as performance indicators excluding certain adjustment items (i.e., special items, inventory valuation effect and effect of changes in fair value) -adjusted net operating income, adjusted net income). These indicators are meant to facilitate the analysis of the financial performance of TotalEnergies and the comparison of income between periods. They allow investors to track the measures used internally to manage and measure the performance of TotalEnergies. The adjusted results (adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further details on the adjustment items, please refer to the last published earnings statement and notes to the consolidated financial statements. 24

TotalEnergies financial statements Second quarter and first half 2023 consolidated accounts, IFRS 25

## CONSOLIDATED STATEMENT OF INCOME

### TotalEnergies

*(unaudited)*

| (M$)[a] | 2nd quarter 2023 | 1st quarter 2023 | 2nd quarter 2022 |
|---|---|---|---|
| **Sales** | **56,271** | **62,603** | **74,774** |
| Excise taxes | (4,737) | (4,370) | (4,329) |
| Revenues from sales | 51,534 | 58,233 | 70,445 |
| | | | |
| Purchases, net of inventory variation | (33,864) | (38,351) | (45,443) |
| Other operating expenses | (7,906) | (7,785) | (8,041) |
| Exploration costs | (62) | (92) | (117) |
| Depreciation, depletion and impairment of tangible assets and mineral interests | (3,106) | (3,062) | (3,102) |
| Other income | 116 | 341 | 429 |
| Other expense | (366) | (300) | (1,305) |
| | | | |
| Financial interest on debt | (724) | (710) | (572) |
| Financial income and expense from cash & cash equivalents | 510 | 393 | 245 |
| Cost of net debt | (214) | (317) | (327) |
| | | | |
| Other financial income | 413 | 258 | 231 |
| Other financial expense | (173) | (183) | (136) |
| | | | |
| Net income (loss) from equity affiliates | 267 | 960 | (1,546) |
| | | | |
| Income taxes | (2,487) | (4,071) | (5,284) |
| **Consolidated net income** | **4,152** | **5,631** | **5,804** |
| TotalEnergies share | 4,088 | 5,557 | 5,692 |
| Non-controlling interests | 64 | 74 | 112 |
| Earnings per share ($) | 1.65 | 2.23 | 2.18 |
| Fully-diluted earnings per share ($) | 1.64 | 2.21 | 2.16 |

*(a) Except for per share amounts.*

26

## CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

### TotalEnergies

*(unaudited)*

| (M$) | 2nd quarter 2023 | 1st quarter 2023 | 2nd quarter 2022 |
|---|---|---|---|
| **Consolidated net income** | **4,152** | **5,631** | **5,804** |
| **Other comprehensive income** | | | |
| Actuarial gains and losses | 135 | 3 | 204 |
| Change in fair value of investments in equity instruments | (1) | 4 | (20) |
| Tax effect | (43) | (8) | (53) |
| Currency translation adjustment generated by the parent company | (57) | 1,466 | (5,387) |
| **Items not potentially reclassifiable to profit and loss** | **34** | **1,465** | **(5,256)** |
| Currency translation adjustment | (49) | (1,250) | 2,523 |
| Cash flow hedge | 689 | 1,202 | 3,222 |
| Variation of foreign currency basis spread | 11 | (3) | 21 |
| share of other comprehensive income of equity affiliates, net amount | 3 | (98) | 2,548 |
| Other | (4) | 3 | (1) |
| Tax effect | (136) | (336) | (1,112) |
| **Items potentially reclassifiable to profit and loss** | **514** | **(482)** | **7,201** |
| **Total other comprehensive income (net amount)** | **548** | **983** | **1,945** |
| **Comprehensive income** | **4,700** | **6,614** | **7,749** |
| *TotalEnergies share* | *4,676* | *6,550* | *7,705* |
| *Non-controlling interests* | *24* | *64* | *44* |

27

CONSOLIDATED STATEMENT OF INCOME TotalEnergies (unaudited) 1 st half 1 st half (M$)(a) 2023 2022 Sales 118,874 143,380 Excise taxes (9,107) (8,985) Revenues from sales 109,767 134,395 Purchases, net of inventory variation (72,215) (85,091) Other operating expenses (15,691) (15,664) Exploration costs (154) (978) Depreciation, depletion and impairment of tangible assets and mineral interests (6,168) (6,781) Other income 457 572 Other expense (666) (3,595) Financial interest on debt (1,434) (1,034) Financial income and expense from cash & cash equivalents 903 459 Cost of net debt (531) (575) Other financial income 671 434 Other financial expense (356) (271) Net income (loss) from equity affiliates 1,227 (1,503) Income taxes (6,558) (10,088) Consolidated net income 9,783 10,855 TotalEnergies share 9,645 10,636 Non-controlling interests 138 219 Earnings per share ($) 3.88 4.04 Fully-diluted earnings per share ($) 3.86 4.02 (a) Except for per share amounts. 28

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME TotalEnergies (unaudited) 1 st half 1 st half (M$) 2023 2022 Consolidated net income 9,783 10,855 Other comprehensive income Actuarial gains and losses 138 204 Change in fair value of investments in equity instruments 3 (17) Tax effect (51) (42) Currency translation adjustment generated by the parent company 1,409 (7,137) Items not potentially reclassifiable to profit and loss 1,499 (6,992) Currency translation adjustment (1,299) 3,535 Cash flow hedge 1,891 2,959 Variation of foreign currency basis spread 8 70 share of other comprehensive income of equity affiliates, net amount (95) 2,464 Other (1) (1) Tax effect (472) (1,059) Items potentially reclassifiable to profit and loss 32 7,968 Total other comprehensive income (net amount) 1,531 976 Comprehensive income 11,314 11,831 TotalEnergies share 11,226 11,658 Non-controlling interests 88 173 29

## CONSOLIDATED BALANCE SHEET

**TotalEnergies**

| (M$) | June 30, 2023 (unaudited) | March 31, 2023 (unaudited) | December 31, 2022 | June 30, 2022 (unaudited) |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Non-current assets** | | | | |
| Intangible assets, net | 31,717 | 33,234 | 31,931 | 37,020 |
| Property, plant and equipment, net | 104,174 | 107,499 | 107,101 | 101,454 |
| Equity affiliates : investments and loans | 30,425 | 29,997 | 27,889 | 28,210 |
| Other investments | 1,190 | 1,209 | 1,051 | 1,383 |
| Non-current financial assets | 2,494 | 2,357 | 2,731 | 1,612 |
| Deferred income taxes | 3,649 | 4,772 | 5,049 | 4,737 |
| Other non-current assets | 2,573 | 2,709 | 2,388 | 3,075 |
| **Total non-current assets** | **176,222** | **181,777** | **178,140** | **177,491** |
| **Current assets** | | | | |
| Inventories, net | 18,785 | 22,786 | 22,936 | 28,542 |
| Accounts receivable, net | 22,163 | 24,128 | 24,378 | 30,796 |
| Other current assets | 23,111 | 28,153 | 36,070 | 55,553 |
| Current financial assets | 6,725 | 7,535 | 8,746 | 7,863 |
| Cash and cash equivalents | 25,572 | 27,985 | 33,026 | 32,848 |
| Assets classified as held for sale | 8,441 | 668 | 568 | 313 |
| **Total current assets** | **104,797** | **111,255** | **125,724** | **155,915** |
| **Total assets** | **281,019** | **293,032** | **303,864** | **333,406** |
| **LIABILITIES & SHAREHOLDERS' EQUITY** | | | | |
| **Shareholders' equity** | | | | |
| Common shares | 7,850 | 7,828 | 8,163 | 8,163 |
| Paid-in surplus and retained earnings | 123,511 | 123,357 | 123,951 | 125,554 |
| Currency translation adjustment | (12,859) | (12,784) | (12,836) | (14,019) |
| Treasury shares | (4,820) | (2,820) | (7,554) | (3,010) |
| **Total shareholders' equity - TotalEnergies share** | **113,682** | **115,581** | **111,724** | **116,688** |
| **Non-controlling interests** | **2,770** | **2,863** | **2,846** | **3,309** |
| **Total shareholders' equity** | **116,452** | **118,444** | **114,570** | **119,997** |
| **Non-current liabilities** | | | | |
| Deferred income taxes | 11,237 | 11,300 | 11,021 | 12,169 |
| Employee benefits | 1,872 | 1,840 | 1,829 | 2,341 |
| Provisions and other non-current liabilities | 21,295 | 21,270 | 21,402 | 23,373 |
| Non-current financial debt | 40,427 | 42,915 | 45,264 | 46,868 |
| **Total non-current liabilities** | **74,831** | **77,325** | **79,516** | **84,751** |
| **Current liabilities** | | | | |
| Accounts payable | 32,853 | 36,037 | 41,346 | 49,700 |
| Other creditors and accrued liabilities | 38,609 | 42,578 | 52,275 | 62,498 |
| Current borrowings | 15,542 | 17,884 | 15,502 | 16,003 |
| Other current financial liabilities | 443 | 597 | 488 | 401 |
| Liabilities directly associated with the assets classified as held for sale | 2,289 | 167 | 167 | 56 |
| **Total current liabilities** | **89,736** | **97,263** | **109,778** | **128,658** |
| **Total liabilities & shareholders' equity** | **281,019** | **293,032** | **303,864** | **333,406** |

30

# CONSOLIDATED STATEMENT OF CASH FLOW

**TotalEnergies**

*(unaudited)*

| (M$) | 2nd quarter 2023 | 1st quarter 2023 | 2nd quarter 2022 |
|---|---|---|---|
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | |
| Consolidated net income | 4,152 | 5,631 | 5,804 |
| Depreciation, depletion, amortization and impairment | 3,195 | 3,187 | 3,321 |
| Non-current liabilities, valuation allowances and deferred taxes | 81 | 314 | 1,427 |
| (Gains) losses on disposals of assets | (70) | (252) | (165) |
| Undistributed affiliates' equity earnings | 383 | (349) | 2,999 |
| (Increase) decrease in working capital | 2,125 | (3,419) | 2,498 |
| Other changes, net | 34 | 21 | 400 |
| **Cash flow from operating activities** | **9,900** | **5,133** | **16,284** |
| **CASH FLOW USED IN INVESTING ACTIVITIES** | | | |
| Intangible assets and property, plant and equipment additions | (3,870) | (4,968) | (5,150) |
| Acquisitions of subsidiaries, net of cash acquired | (19) | (136) | (82) |
| Investments in equity affiliates and other securities | (522) | (1,407) | (136) |
| Increase in non-current loans | (366) | (389) | (278) |
| **Total expenditures** | **(4,777)** | **(6,900)** | **(5,646)** |
| Proceeds from disposals of intangible assets and property, plant and equipment | 31 | 68 | 153 |
| Proceeds from disposals of subsidiaries, net of cash sold | 38 | 183 | 63 |
| Proceeds from disposals of non-current investments | 133 | 49 | 35 |
| Repayment of non-current loans | 102 | 238 | 413 |
| **Total divestments** | **304** | **538** | **664** |
| **Cash flow used in investing activities** | **(4,473)** | **(6,362)** | **(4,982)** |
| **CASH FLOW USED IN FINANCING ACTIVITIES** | | | |
| Issuance (repayment) of shares: | | | |
| - Parent company shareholders | 383 | - | 371 |
| - Treasury shares | (2,002) | (2,103) | (1,988) |
| Dividends paid: | | | |
| - Parent company shareholders | (1,842) | (1,844) | (1,825) |
| - Non-controlling interests | (105) | (21) | (97) |
| Net issuance (repayment) of perpetual subordinated notes | (1,081) | - | (1,958) |
| Payments on perpetual subordinated notes | (80) | (158) | (138) |
| Other transactions with non-controlling interests | (13) | (86) | (10) |
| Net issuance (repayment) of non-current debt | (14) | 118 | 508 |
| Increase (decrease) in current borrowings | (4,111) | (1,274) | (2,703) |
| Increase (decrease) in current financial assets and liabilities | 990 | 1,394 | (731) |
| **Cash flow from (used in) financing activities** | **(7,875)** | **(3,974)** | **(8,571)** |
| **Net increase (decrease) in cash and cash equivalents** | **(2,448)** | **(5,203)** | **2,731** |
| Effect of exchange rates | 35 | 162 | (1,159) |
| Cash and cash equivalents at the beginning of the period | 27,985 | 33,026 | 31,276 |
| **Cash and cash equivalents at the end of the period** | **25,572** | **27,985** | **32,848** |

31

CONSOLIDATED STATEMENT OF CASH FLOW TotalEnergies (unaudited) 1 st half 1 st half (M$) 2023 2022 CASH FLOW FROM OPERATING ACTIVITIES Consolidated net income 9,783 10,855 Depreciation, depletion, amortization and impairment 6,382 7,899 Non-current liabilities, valuation allowances and deferred taxes 395 3,965 (Gains) losses on disposals of assets (322) (178) Undistributed affiliates' equity earnings 34 3,261 (Increase) decrease in working capital (1,294) (2,425) Other changes, net 55 524 Cash flow from operating activities 15,033 23,901 CASH FLOW USED IN INVESTING ACTIVITIES Intangible assets and property, plant and equipment additions (8,838) (8,607) Acquisitions of subsidiaries, net of cash acquired (155) (82) Investments in equity affiliates and other securities (1,929) (225) Increase in non-current loans (755) (519) Total expenditures (11,677) (9,433) Proceeds from disposals of intangible assets and property, plant and equipment 99 330 Proceeds from disposals of subsidiaries, net of cash sold 221 151 Proceeds from disposals of non-current investments 182 250 Repayment of non-current loans 340 1,342 Total divestments 842 2,073 Cash flow used in investing activities (10,835) (7,360) CASH FLOW USED IN FINANCING ACTIVITIES Issuance (repayment) of shares: - Parent company shareholders 383 371 - Treasury shares (4,105) (3,164) Dividends paid: - Parent company shareholders (3,686) (3,753) - Non-controlling interests (126) (119) Net issuance (repayment) of perpetual subordinated notes (1,081) - Payments on perpetual subordinated notes (238) (274) Other transactions with non-controlling interests (99) (5) Net issuance (repayment) of non-current debt 104 542 Increase (decrease) in current borrowings (5,385) (2,046) Increase (decrease) in current financial assets and liabilities 2,384 4,863 Cash flow from (used in) financing activities (11,849) (3,585) Net increase (decrease) in cash and cash equivalents (7,651) 12,956 Effect of exchange rates 197 (1,450) Cash and cash equivalents at the beginning of the period 33,026 21,342 Cash and cash equivalents at the end of the period 25,572 32,848 32

## CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

**TotalEnergies**

*(unaudited)*

| | Common shares issued | | Paid-in surplus and retained earnings | Currency translation adjustment | Treasury shares | | Shareholders' equity - TotalEnergies Share | Non-controlling interests | Total shareholders' equity |
|---|---|---|---|---|---|---|---|---|---|
| (M$) | Number | Amount | | | Number | Amount | | | |
| **As of January 1, 2022** | **2,640,429,329** | **8,224** | **117,849** | **(12,671)** | **(33,841,104)** | **(1,666)** | **111,736** | **3,263** | **114,999** |
| Net income of the first half 2022 | - | - | 10,636 | - | - | - | 10,636 | 219 | 10,855 |
| Other comprehensive income | - | - | 2,370 | (1,348) | - | - | 1,022 | (46) | 976 |
| **Comprehensive Income** | **-** | **-** | **13,006** | **(1,348)** | **-** | **-** | **11,658** | **173** | **11,831** |
| Dividend | - | - | (3,803) | - | - | - | (3,803) | (119) | (3,922) |
| Issuance of common shares | 9,367,482 | 26 | 345 | - | - | - | 371 | - | 371 |
| Purchase of treasury shares | - | - | - | - | (58,458,536) | (3,164) | (3,164) | - | (3,164) |
| Sale of treasury shares[a] | - | - | (315) | - | 6,168,197 | 315 | - | - | - |
| Share-based payments | - | - | 157 | - | - | - | 157 | - | 157 |
| Share cancellation | (30,665,526) | (87) | (1,418) | - | 30,665,526 | 1,505 | - | - | - |
| Net issuance (repayment) of perpetual subordinated notes | - | - | (44) | - | - | - | (44) | - | (44) |
| Payments on perpetual subordinated notes | - | - | (183) | - | - | - | (183) | - | (183) |
| Other operations with non-controlling interests | - | - | 4 | - | - | - | 4 | (9) | (5) |
| Other items | - | - | (44) | - | - | - | (44) | 1 | (43) |
| **As of June 30, 2022** | **2,619,131,285** | **8,163** | **125,554** | **(14,019)** | **(55,465,917)** | **(3,010)** | **116,688** | **3,309** | **119,997** |
| Net income of the second half 2022 | - | - | 9,890 | - | - | - | 9,890 | 299 | 10,189 |
| Other comprehensive income | - | - | (5,303) | 1,174 | - | - | (4,129) | 44 | (4,085) |
| **Comprehensive Income** | **-** | **-** | **4,587** | **1,174** | **-** | **-** | **5,761** | **343** | **6,104** |
| Dividend | - | - | (6,186) | - | - | - | (6,186) | (417) | (6,603) |
| Issuance of common shares | - | - | (1) | - | - | - | (1) | - | (1) |
| Purchase of treasury shares | - | - | - | - | (81,749,207) | (4,547) | (4,547) | - | (4,547) |
| Sale of treasury shares[a] | - | - | (3) | - | 27,457 | 3 | - | - | - |
| Share-based payments | - | - | 72 | - | - | - | 72 | - | 72 |
| Share cancellation | - | - | - | - | - | - | - | - | - |
| Net issuance (repayment) of perpetual subordinated notes | - | - | - | - | - | - | - | - | - |
| Payments on perpetual subordinated notes | - | - | (148) | - | - | - | (148) | - | (148) |
| Other operations with non-controlling interests | - | - | 41 | 9 | - | - | 50 | 46 | 96 |
| Other items | - | - | 35 | - | - | - | 35 | (435) | (400) |
| **As of December 31, 2022** | **2,619,131,285** | **8,163** | **123,951** | **(12,836)** | **(137,187,667)** | **(7,554)** | **111,724** | **2,846** | **114,570** |
| Net income of the first half 2023 | - | - | 9,645 | - | - | - | 9,645 | 138 | 9,783 |
| Other comprehensive income | - | - | 1,576 | 5 | - | - | 1,581 | (50) | 1,531 |
| **Comprehensive Income** | **-** | **-** | **11,221** | **5** | **-** | **-** | **11,226** | **88** | **11,314** |
| Dividend | - | - | (3,868) | - | - | - | (3,868) | (126) | (3,994) |
| Issuance of common shares | 8,002,155 | 22 | 361 | - | - | - | 383 | - | 383 |
| Purchase of treasury shares | - | - | - | - | (66,647,852) | (4,705) | (4,705) | - | (4,705) |
| Sale of treasury shares[a] | - | - | (396) | - | 6,461,256 | 396 | - | - | - |
| Share-based payments | - | - | 172 | - | - | - | 172 | - | 172 |
| Share cancellation | (128,869,261) | (335) | (6,708) | - | 128,869,261 | 7,043 | - | - | - |
| Net issuance (repayment) of perpetual subordinated notes | - | - | (1,107) | - | - | - | (1,107) | - | (1,107) |
| Payments on perpetual subordinated notes | - | - | (151) | - | - | - | (151) | - | (151) |
| Other operations with non-controlling interests | - | - | 39 | (28) | - | - | 11 | (38) | (27) |
| Other items | - | - | (3) | - | - | - | (3) | - | (3) |
| **As of June 30, 2023** | **2,498,264,179** | **7,850** | **123,511** | **(12,859)** | **(68,505,002)** | **(4,820)** | **113,682** | **2,770** | **116,452** |

[a] *Treasury shares related to the performance share grants.*

33

## INFORMATION BY BUSINESS SEGMENT

**TotalEnergies**

*(unaudited)*

| 2nd quarter 2023 (M$) | Exploration & Production | Integrated LNG | Integrated Power | Refining & Chemicals | Marketing & Services | Corporate | Intercompany | Total |
|---|---|---|---|---|---|---|---|---|
| External sales | 1,434 | 2,020 | 6,249 | 24,849 | 21,712 | 7 | - | 56,271 |
| Intersegment sales | 10,108 | 2,778 | 670 | 8,630 | 201 | 64 | (22,451) | - |
| Excise taxes | - | - | - | (231) | (4,506) | - | - | (4,737) |
| **Revenues from sales** | **11,542** | **4,798** | **6,919** | **33,248** | **17,407** | **71** | **(22,451)** | **51,534** |
| Operating expenses | (5,162) | (3,797) | (6,334) | (32,042) | (16,672) | (276) | 22,451 | (41,832) |
| Depreciation, depletion and impairment of tangible assets and mineral interests | (2,117) | (277) | (51) | (394) | (241) | (26) | - | (3,106) |
| **Operating income** | **4,263** | **724** | **534** | **812** | **494** | **(231)** | **-** | **6,596** |
| Net income (loss) from equity affiliates and other items | (15) | 472 | (250) | 3 | 64 | (17) | - | 257 |
| Tax on net operating income | (1,889) | (137) | (41) | (187) | (162) | (40) | - | (2,456) |
| **Net operating income** | **2,359** | **1,059** | **243** | **628** | **396** | **(288)** | **-** | **4,397** |
| Net cost of net debt | | | | | | | | (245) |
| Non-controlling interests | | | | | | | | (64) |
| **Net income - TotalEnergies share** | | | | | | | | **4,088** |

| 2nd quarter 2023 (adjustments)[a] (M$) | Exploration & Production | Integrated LNG | Integrated Power | Refining & Chemicals | Marketing & Services | Corporate | Intercompany | Total |
|---|---|---|---|---|---|---|---|---|
| External sales | - | 76 | - | - | - | - | - | 76 |
| Intersegment sales | - | - | - | - | - | - | - | - |
| Excise taxes | - | - | - | - | - | - | - | - |
| **Revenues from sales** | **-** | **76** | **-** | **-** | **-** | **-** | **-** | **76** |
| Operating expenses | (25) | (400) | 137 | (216) | (76) | (57) | - | (637) |
| Depreciation, depletion and impairment of tangible assets and mineral interests | (147) | - | - | - | - | - | - | (147) |
| **Operating income** [b] | **(172)** | **(324)** | **137** | **(216)** | **(76)** | **(57)** | **-** | **(708)** |
| Net income (loss) from equity affiliates and other items | (106) | 16 | (346) | (59) | - | 2 | - | (493) |
| Tax on net operating income | 288 | 37 | 2 | (101) | 23 | 15 | - | 264 |
| **Net operating income** [b] | **10** | **(271)** | **(207)** | **(376)** | **(53)** | **(40)** | **-** | **(937)** |
| Net cost of net debt | | | | | | | | 72 |
| Non-controlling interests | | | | | | | | (3) |
| **Net income - TotalEnergies share** | | | | | | | | **(868)** |

[a] *Adjustments include special items, inventory valuation effect and the effect of changes in fair value.*

[b] *Of which inventory valuation effect*

| | Exploration & Production | Integrated LNG | Integrated Power | Refining & Chemicals | Marketing & Services | Corporate |
|---|---|---|---|---|---|---|
| *- On operating income* | | - | - | *(192)* | *(60)* | - |
| *- On net operating income* | | - | - | *(332)* | *(45)* | - |

| 2nd quarter 2023 (adjusted) (M$) | Exploration & Production | Integrated LNG | Integrated Power | Refining & Chemicals | Marketing & Services | Corporate | Intercompany | Total |
|---|---|---|---|---|---|---|---|---|
| External sales | 1,434 | 1,944 | 6,249 | 24,849 | 21,712 | 7 | - | 56,195 |
| Intersegment sales | 10,108 | 2,778 | 670 | 8,630 | 201 | 64 | (22,451) | - |
| Excise taxes | - | - | - | (231) | (4,506) | - | - | (4,737) |
| **Revenues from sales** | **11,542** | **4,722** | **6,919** | **33,248** | **17,407** | **71** | **(22,451)** | **51,458** |
| Operating expenses | (5,137) | (3,397) | (6,471) | (31,826) | (16,596) | (219) | 22,451 | (41,195) |
| Depreciation, depletion and impairment of tangible assets and mineral interests | (1,970) | (277) | (51) | (394) | (241) | (26) | - | (2,959) |
| **Adjusted operating income** | **4,435** | **1,048** | **397** | **1,028** | **570** | **(174)** | **-** | **7,304** |
| Net income (loss) from equity affiliates and other items | 91 | 456 | 96 | 62 | 64 | (19) | - | 750 |
| Tax on net operating income | (2,177) | (174) | (43) | (86) | (185) | (55) | - | (2,720) |
| **Adjusted net operating income** | **2,349** | **1,330** | **450** | **1,004** | **449** | **(248)** | **-** | **5,334** |
| Net cost of net debt | | | | | | | | (317) |
| Non-controlling interests | | | | | | | | (61) |
| **Adjusted net income - TotalEnergies** | | | | | | | | **4,956** |

| 2nd quarter 2023 (M$) | Exploration & Production | Integrated LNG | Integrated Power | Refining & Chemicals | Marketing & Services | Corporate | Intercompany | Total |
|---|---|---|---|---|---|---|---|---|
| Total expenditures | 2,569 | 626 | 807 | 489 | 256 | 30 | - | 4,777 |
| Total divestments | 26 | 45 | 149 | 52 | 28 | 4 | - | 304 |
| Cash flow from operating activities | 4,047 | 1,332 | 2,284 | 1,923 | 665 | (351) | - | 9,900 |

34

## INFORMATION BY BUSINESS SEGMENT

**TotalEnergies**

*(unaudited)*

| **1st quarter 2023** (M$) | **Exploration & Production** | **Integrated LNG** | **Integrated Power** | **Refining & Chemicals** | **Marketing & Services** | **Corporate** | **Intercompany** | **Total** |
|---|---|---|---|---|---|---|---|---|
| External sales | 1,954 | 4,872 | 8,555 | 24,855 | 22,359 | 8 | - | 62,603 |
| Intersegment sales | 10,728 | 5,999 | 1,685 | 9,061 | 120 | 57 | (27,650) | - |
| Excise taxes | - | - | - | (184) | (4,186) | - | - | (4,370) |
| **Revenues from sales** | **12,682** | **10,871** | **10,240** | **33,732** | **18,293** | **65** | **(27,650)** | **58,233** |
| Operating expenses | (4,762) | (9,445) | (9,831) | (31,892) | (17,787) | (161) | 27,650 | (46,228) |
| Depreciation, depletion and impairment of tangible assets and mineral interests | (2,066) | (288) | (47) | (414) | (224) | (23) | - | (3,062) |
| **Operating income** | **5,854** | **1,138** | **362** | **1,426** | **282** | **(119)** | **-** | **8,943** |
| Net income (loss) from equity affiliates and other items | 68 | 804 | (70) | 52 | 243 | (21) | - | 1,076 |
| Tax on net operating income | (3,398) | (205) | (111) | (325) | (119) | 63 | - | (4,095) |
| **Net operating income** | **2,524** | **1,737** | **181** | **1,153** | **406** | **(77)** | **-** | **5,924** |
| Net cost of net debt | | | | | | | | (293) |
| Non-controlling interests | | | | | | | | (74) |
| **Net income - TotalEnergies share** | | | | | | | | **5,557** |

| **1st quarter 2023 (adjustments)[(a)]** (M$) | **Exploration & Production** | **Integrated LNG** | **Integrated Power** | **Refining & Chemicals** | **Marketing & Services** | **Corporate** | **Intercompany** | **Total** |
|---|---|---|---|---|---|---|---|---|
| External sales | - | (76) | - | - | - | - | - | (76) |
| Intersegment sales | - | - | - | - | - | - | - | - |
| Excise taxes | - | - | - | - | - | - | - | - |
| **Revenues from sales** | **-** | **(76)** | **-** | **-** | **-** | **-** | **-** | **(76)** |
| Operating expenses | (8) | (300) | (70) | (424) | (101) | - | - | (903) |
| Depreciation, depletion and impairment of tangible assets and mineral interests | - | - | - | (36) | - | - | - | (36) |
| **Operating income [(b)]** | **(8)** | **(376)** | **(70)** | **(460)** | **(101)** | **-** | **-** | **(1,015)** |
| Net income (loss) from equity affiliates and other items | (73) | (4) | (111) | (37) | 217 | - | - | (8) |
| Tax on net operating income | (48) | 45 | (8) | 32 | 10 | - | - | 31 |
| **Net operating income [(b)]** | **(129)** | **(335)** | **(189)** | **(465)** | **126** | **-** | **-** | **(992)** |
| Net cost of net debt | | | | | | | | 8 |
| Non-controlling interests | | | | | | | | - |
| **Net income - TotalEnergies share** | | | | | | | | **(984)** |

*[(a)] Adjustments include special items, inventory valuation effect and the effect of changes in fair value.*

*[(b)] Of which inventory valuation effect*

| | Exploration & Production | Integrated LNG | Integrated Power | Refining & Chemicals | Marketing & Services | Corporate |
|---|---|---|---|---|---|---|
| *- On operating income* | | - | - | *(415)* | *(87)* | - |
| *- On net operating income* | | - | - | *(327)* | *(64)* | - |

| **1st quarter 2023 (adjusted)** (M$) | **Exploration & Production** | **Integrated LNG** | **Integrated Power** | **Refining & Chemicals** | **Marketing & Services** | **Corporate** | **Intercompany** | **Total** |
|---|---|---|---|---|---|---|---|---|
| External sales | 1,954 | 4,948 | 8,555 | 24,855 | 22,359 | 8 | - | 62,679 |
| Intersegment sales | 10,728 | 5,999 | 1,685 | 9,061 | 120 | 57 | (27,650) | - |
| Excise taxes | - | - | - | (184) | (4,186) | - | - | (4,370) |
| **Revenues from sales** | **12,682** | **10,947** | **10,240** | **33,732** | **18,293** | **65** | **(27,650)** | **58,309** |
| Operating expenses | (4,754) | (9,145) | (9,761) | (31,468) | (17,686) | (161) | 27,650 | (45,325) |
| Depreciation, depletion and impairment of tangible assets and mineral interests | (2,066) | (288) | (47) | (378) | (224) | (23) | - | (3,026) |
| **Adjusted operating income** | **5,862** | **1,514** | **432** | **1,886** | **383** | **(119)** | **-** | **9,958** |
| Net income (loss) from equity affiliates and other items | 141 | 808 | 41 | 89 | 26 | (21) | - | 1,084 |
| Tax on net operating income | (3,350) | (250) | (103) | (357) | (129) | 63 | - | (4,126) |
| **Adjusted net operating income** | **2,653** | **2,072** | **370** | **1,618** | **280** | **(77)** | **-** | **6,916** |
| Net cost of net debt | | | | | | | | (301) |
| Non-controlling interests | | | | | | | | (74) |
| **Adjusted net income - TotalEnergies** | | | | | | | | **6,541** |

| **1st quarter 2023** (M$) | **Exploration & Production** | **Integrated LNG** | **Integrated Power** | **Refining & Chemicals** | **Marketing & Services** | **Corporate** | **Intercompany** | **Total** |
|---|---|---|---|---|---|---|---|---|
| Total expenditures | 4,052 | 1,195 | 1,234 | 225 | 159 | 35 | - | 6,900 |
| Total divestments | 31 | 49 | 149 | 8 | 301 | - | - | 538 |
| Cash flow from operating activities | 4,536 | 3,536 | (1,285) | (851) | (673) | (130) | - | 5,133 |

35

## INFORMATION BY BUSINESS SEGMENT

**TotalEnergies**

*(unaudited)*

| 2nd quarter 2022<br>(M$) | Exploration & Production | Integrated LNG | Integrated Power | Refining & Chemicals | Marketing & Services | Corporate | Intercompany | Total |
|---|---|---|---|---|---|---|---|---|
| External sales | 2,521 | 3,901 | 6,380 | 35,061 | 26,907 | 4 | - | 74,774 |
| Intersegment sales | 13,805 | 3,940 | 488 | 12,785 | 716 | 70 | (31,804) | - |
| Excise taxes | - | - | - | (186) | (4,143) | - | - | (4,329) |
| **Revenues from sales** | **16,326** | **7,841** | **6,868** | **47,660** | **23,480** | **74** | **(31,804)** | **70,445** |
| Operating expenses | (5,760) | (6,144) | (7,392) | (43,242) | (22,310) | (557) | 31,804 | (53,601) |
| Depreciation, depletion and impairment of tangible assets and mineral interests | (2,112) | (276) | (51) | (389) | (241) | (33) | - | (3,102) |
| **Operating income** | **8,454** | **1,421** | **(575)** | **4,029** | **929** | **(516)** | **-** | **13,742** |
| Net income (loss) from equity affiliates and other items | (3,668) | 626 | 197 | 349 | 98 | 71 | - | (2,327) |
| Tax on net operating income | (3,876) | (292) | 32 | (866) | (296) | (8) | - | (5,306) |
| **Net operating income** | **910** | **1,755** | **(346)** | **3,512** | **731** | **(453)** | **-** | **6,109** |
| Net cost of net debt | | | | | | | | (305) |
| Non-controlling interests | | | | | | | | (112) |
| **Net income - TotalEnergies share** | | | | | | | | **5,692** |

| 2nd quarter 2022 (adjustments)[a]<br>(M$) | Exploration & Production | Integrated LNG | Integrated Power | Refining & Chemicals | Marketing & Services | Corporate | Intercompany | Total |
|---|---|---|---|---|---|---|---|---|
| External sales | - | (15) | - | - | - | - | - | (15) |
| Intersegment sales | - | - | - | - | - | - | - | - |
| Excise taxes | - | - | - | - | - | - | - | - |
| **Revenues from sales** | **-** | **(15)** | **-** | **-** | **-** | **-** | **-** | **(15)** |
| Operating expenses | (82) | 152 | (758) | 775 | 373 | (301) | - | 159 |
| Depreciation, depletion and impairment of tangible assets and mineral interests | (46) | (14) | - | - | (4) | - | - | (64) |
| **Operating income** [b] | **(128)** | **123** | **(758)** | **775** | **369** | **(301)** | **-** | **80** |
| Net income (loss) from equity affiliates and other items | (3,756) | (560) | 2 | 52 | (4) | - | - | (4,266) |
| Tax on net operating income | 75 | (23) | 70 | (75) | (100) | 78 | - | 25 |
| **Net operating income** [b] | **(3,809)** | **(460)** | **(686)** | **752** | **265** | **(223)** | **-** | **(4,161)** |
| Net cost of net debt | | | | | | | | 80 |
| Non-controlling interests | | | | | | | | (23) |
| **Net income - TotalEnergies share** | | | | | | | | **(4,104)** |

*[a] Adjustments include special items, inventory valuation effect and the effect of changes in fair value.*

| *[b] Of which inventory valuation effect* | | | | | | |
|---|---|---|---|---|---|---|
| *- On operating income* | | *-* | *-* | *775* | *376* | *-* |
| *- On net operating income* | | *-* | *-* | *752* | *275* | *-* |

| 2nd quarter 2022 (adjusted)<br>(M$) | Exploration & Production | Integrated LNG | Integrated Power | Refining & Chemicals | Marketing & Services | Corporate | Intercompany | Total |
|---|---|---|---|---|---|---|---|---|
| External sales | 2,521 | 3,916 | 6,380 | 35,061 | 26,907 | 4 | - | 74,789 |
| Intersegment sales | 13,805 | 3,940 | 488 | 12,785 | 716 | 70 | (31,804) | - |
| Excise taxes | - | - | - | (186) | (4,143) | - | - | (4,329) |
| **Revenues from sales** | **16,326** | **7,856** | **6,868** | **47,660** | **23,480** | **74** | **(31,804)** | **70,460** |
| Operating expenses | (5,678) | (6,296) | (6,634) | (44,017) | (22,683) | (256) | 31,804 | (53,760) |
| Depreciation, depletion and impairment of tangible assets and mineral interests | (2,066) | (262) | (51) | (389) | (237) | (33) | - | (3,038) |
| **Adjusted operating income** | **8,582** | **1,298** | **183** | **3,254** | **560** | **(215)** | **-** | **13,662** |
| Net income (loss) from equity affiliates and other items | 88 | 1,186 | 195 | 297 | 102 | 71 | - | 1,939 |
| Tax on net operating income | (3,951) | (269) | (38) | (791) | (196) | (86) | - | (5,331) |
| **Adjusted net operating income** | **4,719** | **2,215** | **340** | **2,760** | **466** | **(230)** | **-** | **10,270** |
| Net cost of net debt | | | | | | | | (385) |
| Non-controlling interests | | | | | | | | (89) |
| **Adjusted net income - TotalEnergies** | | | | | | | | **9,796** |

| 2nd quarter 2022<br>(M$) | Exploration & Production | Integrated LNG | Integrated Power | Refining & Chemicals | Marketing & Services | Corporate | Intercompany | Total |
|---|---|---|---|---|---|---|---|---|
| Total expenditures | 4,128 | 285 | 587 | 333 | 288 | 25 | - | 5,646 |
| Total divestments | 63 | 393 | 73 | 56 | 72 | 7 | - | 664 |
| Cash flow from operating activities | 8,768 | 3,802 | 168 | 3,526 | 580 | (560) | - | 16,284 |

36

## INFORMATION BY BUSINESS SEGMENT

**TotalEnergies**

*(unaudited)*

| 1st half 2023 (M$) | Exploration & Production | Integrated LNG | Integrated Power | Refining & Chemicals | Marketing & Services | Corporate | Intercompany | Total |
|---|---|---|---|---|---|---|---|---|
| External sales | 3,388 | 6,892 | 14,804 | 49,704 | 44,071 | 15 | - | 118,874 |
| Intersegment sales | 20,836 | 8,777 | 2,355 | 17,691 | 321 | 121 | (50,101) | - |
| Excise taxes | - | - | - | (415) | (8,692) | - | - | (9,107) |
| **Revenues from sales** | **24,224** | **15,669** | **17,159** | **66,980** | **35,700** | **136** | **(50,101)** | **109,767** |
| Operating expenses | (9,924) | (13,242) | (16,165) | (63,934) | (34,459) | (437) | 50,101 | (88,060) |
| Depreciation, depletion and impairment of tangible assets and mineral interests | (4,183) | (565) | (98) | (808) | (465) | (49) | - | (6,168) |
| **Operating income** | **10,117** | **1,862** | **896** | **2,238** | **776** | **(350)** | **-** | **15,539** |
| Net income (loss) from equity affiliates and other items | 53 | 1,276 | (320) | 55 | 307 | (38) | - | 1,333 |
| Tax on net operating income | (5,287) | (342) | (152) | (512) | (281) | 23 | - | (6,551) |
| **Net operating income** | **4,883** | **2,796** | **424** | **1,781** | **802** | **(365)** | **-** | **10,321** |
| Net cost of net debt | | | | | | | | (538) |
| Non-controlling interests | | | | | | | | (138) |
| **Net income - TotalEnergies share** | | | | | | | | **9,645** |

| 1st half 2023 (adjustments)[(a)] (M$) | Exploration & Production | Integrated LNG | Integrated Power | Refining & Chemicals | Marketing & Services | Corporate | Intercompany | Total |
|---|---|---|---|---|---|---|---|---|
| External sales | - | - | - | - | - | - | - | - |
| Intersegment sales | - | - | - | - | - | - | - | - |
| Excise taxes | - | - | - | - | - | - | - | - |
| **Revenues from sales** | **-** | **-** | **-** | **-** | **-** | **-** | **-** | **-** |
| Operating expenses | (33) | (700) | 67 | (640) | (177) | (57) | - | (1,540) |
| Depreciation, depletion and impairment of tangible assets and mineral interests | (147) | - | - | (36) | - | - | - | (183) |
| **Operating income** [(b)] | **(180)** | **(700)** | **67** | **(676)** | **(177)** | **(57)** | **-** | **(1,723)** |
| Net income (loss) from equity affiliates and other items | (179) | 12 | (457) | (96) | 217 | 2 | - | (501) |
| Tax on net operating income | 240 | 82 | (6) | (69) | 33 | 15 | - | 295 |
| **Net operating income** [(b)] | **(119)** | **(606)** | **(396)** | **(841)** | **73** | **(40)** | **-** | **(1,929)** |
| Net cost of net debt | | | | | | | | 80 |
| Non-controlling interests | | | | | | | | (3) |
| **Net income - TotalEnergies share** | | | | | | | | **(1,852)** |

*[(a)] Adjustments include special items, inventory valuation effect and the effect of changes in fair value.*

*[(b)] Of which inventory valuation effect*

| | Exploration & Production | Integrated LNG | Integrated Power | Refining & Chemicals | Marketing & Services | Corporate |
|---|---|---|---|---|---|---|
| *- On operating income* | | - | - | *(607)* | *(147)* | - |
| *- On net operating income* | | - | - | *(659)* | *(109)* | - |

| 1st half 2023 (adjusted) (M$) | Exploration & Production | Integrated LNG | Integrated Power | Refining & Chemicals | Marketing & Services | Corporate | Intercompany | Total |
|---|---|---|---|---|---|---|---|---|
| External sales | 3,388 | 6,892 | 14,804 | 49,704 | 44,071 | 15 | - | 118,874 |
| Intersegment sales | 20,836 | 8,777 | 2,355 | 17,691 | 321 | 121 | (50,101) | - |
| Excise taxes | - | - | - | (415) | (8,692) | - | - | (9,107) |
| **Revenues from sales** | **24,224** | **15,669** | **17,159** | **66,980** | **35,700** | **136** | **(50,101)** | **109,767** |
| Operating expenses | (9,891) | (12,542) | (16,232) | (63,294) | (34,282) | (380) | 50,101 | (86,520) |
| Depreciation, depletion and impairment of tangible assets and mineral interests | (4,036) | (565) | (98) | (772) | (465) | (49) | - | (5,985) |
| **Adjusted operating income** | **10,297** | **2,562** | **829** | **2,914** | **953** | **(293)** | **-** | **17,262** |
| Net income (loss) from equity affiliates and other items | 232 | 1,264 | 137 | 151 | 90 | (40) | - | 1,834 |
| Tax on net operating income | (5,527) | (424) | (146) | (443) | (314) | 8 | - | (6,846) |
| **Adjusted net operating income** | **5,002** | **3,402** | **820** | **2,622** | **729** | **(325)** | **-** | **12,250** |
| Net cost of net debt | | | | | | | | (618) |
| Non-controlling interests | | | | | | | | (135) |
| **Adjusted net income - TotalEnergies** | | | | | | | | **11,497** |

| 1st half 2023 (M$) | Exploration & Production | Integrated LNG | Integrated Power | Refining & Chemicals | Marketing & Services | Corporate | Intercompany | Total |
|---|---|---|---|---|---|---|---|---|
| Total expenditures | 6,621 | 1,821 | 2,041 | 714 | 415 | 65 | - | 11,677 |
| Total divestments | 57 | 94 | 298 | 60 | 329 | 4 | - | 842 |
| Cash flow from operating activities | 8,583 | 4,868 | 999 | 1,072 | (8) | (481) | - | 15,033 |

37

## INFORMATION BY BUSINESS SEGMENT

**TotalEnergies**

*(unaudited)*

| 1st half 2022<br>(M$) | Exploration & Production | Integrated LNG | Integrated Power | Refining & Chemicals | Marketing & Services | Corporate | Intercompany | Total |
|---|---|---|---|---|---|---|---|---|
| External sales | 4,672 | 9,408 | 13,167 | 66,069 | 50,056 | 8 | - | 143,380 |
| Intersegment sales | 27,623 | 7,438 | 1,009 | 22,062 | 983 | 133 | (59,248) | - |
| Excise taxes | - | - | - | (378) | (8,607) | - | - | (8,985) |
| **Revenues from sales** | **32,295** | **16,846** | **14,176** | **87,753** | **42,432** | **141** | **(59,248)** | **134,395** |
| Operating expenses | (11,468) | (13,030) | (14,686) | (80,653) | (40,294) | (850) | 59,248 | (101,733) |
| Depreciation, depletion and impairment of tangible assets and mineral interests | (4,773) | (554) | (94) | (769) | (514) | (77) | - | (6,781) |
| **Operating income** | **16,054** | **3,262** | **(604)** | **6,331** | **1,624** | **(786)** | **-** | **25,881** |
| Net income (loss) from equity affiliates and other items | (3,426) | (1,869) | 192 | 505 | 56 | 179 | - | (4,363) |
| Tax on net operating income | (7,739) | (553) | (1) | (1,391) | (521) | 97 | - | (10,108) |
| **Net operating income** | **4,889** | **840** | **(413)** | **5,445** | **1,159** | **(510)** | **-** | **11,410** |
| Net cost of net debt | | | | | | | | (555) |
| Non-controlling interests | | | | | | | | (219) |
| **Net income - TotalEnergies share** | | | | | | | | **10,636** |

| 1st half 2022 (adjustments)[a]<br>(M$) | Exploration & Production | Integrated LNG | Integrated Power | Refining & Chemicals | Marketing & Services | Corporate | Intercompany | Total |
|---|---|---|---|---|---|---|---|---|
| External sales | - | (18) | 15 | - | - | - | - | (3) |
| Intersegment sales | - | - | - | - | - | - | - | - |
| Excise taxes | - | - | - | - | - | - | - | - |
| **Revenues from sales** | **-** | **(18)** | **15** | **-** | **-** | **-** | **-** | **(3)** |
| Operating expenses | (873) | 45 | (768) | 1,722 | 641 | (433) | - | 334 |
| Depreciation, depletion and impairment of tangible assets and mineral interests | (539) | (14) | - | - | (33) | (9) | - | (595) |
| **Operating income** [b] | **(1,412)** | **13** | **(753)** | **1,722** | **608** | **(442)** | **-** | **(264)** |
| Net income (loss) from equity affiliates and other items | (3,770) | (4,508) | 11 | 169 | (7) | 106 | - | (7,999) |
| Tax on net operating income | 337 | (13) | 71 | (326) | (180) | 98 | - | (13) |
| **Net operating income** [b] | **(4,845)** | **(4,508)** | **(671)** | **1,565** | **421** | **(238)** | **-** | **(8,276)** |
| Net cost of net debt | | | | | | | | 193 |
| Non-controlling interests | | | | | | | | (54) |
| **Net income - TotalEnergies share** | | | | | | | | **(8,137)** |

*[a] Adjustments include special items, inventory valuation effect and the effect of changes in fair value.*

*[b] Of which inventory valuation effect*

| | Exploration & Production | Integrated LNG | Integrated Power | Refining & Chemicals | Marketing & Services | Corporate |
|---|---|---|---|---|---|---|
| *- On operating income* | | - | - | *1,722* | *684* | - |
| *- On net operating income* | | - | - | *1,597* | *503* | - |

| 1st half 2022 (adjusted)<br>(M$) | Exploration & Production | Integrated LNG | Integrated Power | Refining & Chemicals | Marketing & Services | Corporate | Intercompany | Total |
|---|---|---|---|---|---|---|---|---|
| External sales | 4,672 | 9,426 | 13,152 | 66,069 | 50,056 | 8 | - | 143,383 |
| Intersegment sales | 27,623 | 7,438 | 1,009 | 22,062 | 983 | 133 | (59,248) | - |
| Excise taxes | - | - | - | (378) | (8,607) | - | - | (8,985) |
| **Revenues from sales** | **32,295** | **16,864** | **14,161** | **87,753** | **42,432** | **141** | **(59,248)** | **134,398** |
| Operating expenses | (10,595) | (13,075) | (13,918) | (82,375) | (40,935) | (417) | 59,248 | (102,067) |
| Depreciation, depletion and impairment of tangible assets and mineral interests | (4,234) | (540) | (94) | (769) | (481) | (68) | - | (6,186) |
| **Adjusted operating income** | **17,466** | **3,249** | **149** | **4,609** | **1,016** | **(344)** | **-** | **26,145** |
| Net income (loss) from equity affiliates and other items | 344 | 2,639 | 181 | 336 | 63 | 73 | - | 3,636 |
| Tax on net operating income | (8,076) | (540) | (72) | (1,065) | (341) | (1) | - | (10,095) |
| **Adjusted net operating income** | **9,734** | **5,348** | **258** | **3,880** | **738** | **(272)** | **-** | **19,686** |
| Net cost of net debt | | | | | | | | (748) |
| Non-controlling interests | | | | | | | | (165) |
| **Adjusted net income - TotalEnergies** | | | | | | | | **18,773** |

| 1st half 2022<br>(M$) | Exploration & Production | Integrated LNG | Integrated Power | Refining & Chemicals | Marketing & Services | Corporate | Intercompany | Total |
|---|---|---|---|---|---|---|---|---|
| Total expenditures | 6,099 | 575 | 1,736 | 561 | 428 | 34 | - | 9,433 |
| Total divestments | 346 | 1,237 | 244 | 83 | 151 | 12 | - | 2,073 |
| Cash flow from operating activities | 14,536 | 6,021 | (1,736) | 4,633 | 1,478 | (1,031) | - | 23,901 |

38

## Reconciliation of the information by business segment with Consolidated Financial Statements

**TotalEnergies**

*(unaudited)*

| 2nd quarter 2023<br>(M$) | Adjusted | Adjustments(a) | Consolidated statement of income |
|---|---|---|---|
| **Sales** | **56,195** | **76** | **56,271** |
| Excise taxes | (4,737) | - | (4,737) |
| Revenues from sales | 51,458 | 76 | 51,534 |
| | | | |
| Purchases net of inventory variation | (33,379) | (485) | (33,864) |
| Other operating expenses | (7,754) | (152) | (7,906) |
| Exploration costs | (62) | - | (62) |
| Depreciation, depletion and impairment of tangible assets and mineral interests | (2,959) | (147) | (3,106) |
| Other income | 116 | - | 116 |
| Other expense | (256) | (110) | (366) |
| | | | |
| Financial interest on debt | (724) | - | (724) |
| Financial income and expense from cash & cash equivalents | 402 | 108 | 510 |
| Cost of net debt | (322) | 108 | (214) |
| | | | |
| Other financial income | 401 | 12 | 413 |
| Other financial expense | (173) | - | (173) |
| | | | |
| Net income (loss) from equity affiliates | 662 | (395) | 267 |
| | | | |
| Income taxes | (2,715) | 228 | (2,487) |
| **Consolidated net income** | **5,017** | **(865)** | **4,152** |
| TotalEnergies share | 4,956 | (868) | 4,088 |
| Non-controlling interests | 61 | 3 | 64 |

*(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.*

| 2nd quarter 2022<br>(M$) | Adjusted | Adjustments(a) | Consolidated statement of income |
|---|---|---|---|
| **Sales** | **74,789** | **(15)** | **74,774** |
| Excise taxes | (4,329) | - | (4,329) |
| Revenues from sales | 70,460 | (15) | 70,445 |
| | | | |
| Purchases net of inventory variation | (46,023) | 580 | (45,443) |
| Other operating expenses | (7,620) | (421) | (8,041) |
| Exploration costs | (117) | - | (117) |
| Depreciation, depletion and impairment of tangible assets and mineral interests | (3,038) | (64) | (3,102) |
| Other income | 429 | - | 429 |
| Other expense | (529) | (776) | (1,305) |
| | | | |
| Financial interest on debt | (572) | - | (572) |
| Financial income and expense from cash & cash equivalents | 130 | 115 | 245 |
| Cost of net debt | (442) | 115 | (327) |
| | | | |
| Other financial income | 231 | - | 231 |
| Other financial expense | (136) | - | (136) |
| | | | |
| Net income (loss) from equity affiliates | 1,944 | (3,490) | (1,546) |
| | | | |
| Income taxes | (5,274) | (10) | (5,284) |
| **Consolidated net income** | **9,885** | **(4,081)** | **5,804** |
| TotalEnergies share | 9,796 | (4,104) | 5,692 |
| Non-controlling interests | 89 | 23 | 112 |

*(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.*

39

## Reconciliation of the information by business segment with Consolidated Financial Statements

**TotalEnergies**

*(unaudited)*

| 1st half 2023<br>(M$) | Adjusted | Adjustments(a) | Consolidated statement of income |
|---|---|---|---|
| **Sales** | **118,874** | **-** | **118,874** |
| Excise taxes | (9,107) | - | (9,107) |
| Revenues from sales | 109,767 | - | 109,767 |
| | | | |
| Purchases net of inventory variation | (70,858) | (1,357) | (72,215) |
| Other operating expenses | (15,506) | (185) | (15,691) |
| Exploration costs | (156) | 2 | (154) |
| Depreciation, depletion and impairment of tangible assets and mineral interests | (5,985) | (183) | (6,168) |
| Other income | 193 | 264 | 457 |
| Other expense | (393) | (273) | (666) |
| | | | |
| Financial interest on debt | (1,434) | - | (1,434) |
| Financial income and expense from cash & cash equivalents | 775 | 128 | 903 |
| Cost of net debt | (659) | 128 | (531) |
| | | | |
| Other financial income | 649 | 22 | 671 |
| Other financial expense | (356) | - | (356) |
| | | | |
| Net income (loss) from equity affiliates | 1,741 | (514) | 1,227 |
| | | | |
| Income taxes | (6,805) | 247 | (6,558) |
| **Consolidated net income** | **11,632** | **(1,849)** | **9,783** |
| TotalEnergies share | 11,497 | (1,852) | 9,645 |
| Non-controlling interests | 135 | 3 | 138 |

*(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.*

| 1st half 2022<br>(M$) | Adjusted | Adjustments(a) | Consolidated statement of income |
|---|---|---|---|
| **Sales** | **143,383** | **(3)** | **143,380** |
| Excise taxes | (8,985) | - | (8,985) |
| Revenues from sales | 134,398 | (3) | 134,395 |
| | | | |
| Purchases net of inventory variation | (86,785) | 1,694 | (85,091) |
| Other operating expenses | (15,029) | (635) | (15,664) |
| Exploration costs | (253) | (725) | (978) |
| Depreciation, depletion and impairment of tangible assets and mineral interests | (6,186) | (595) | (6,781) |
| Other income | 550 | 22 | 572 |
| Other expense | (798) | (2,797) | (3,595) |
| | | | |
| Financial interest on debt | (1,034) | - | (1,034) |
| Financial income and expense from cash & cash equivalents | 189 | 270 | 459 |
| Cost of net debt | (845) | 270 | (575) |
| | | | |
| Other financial income | 350 | 84 | 434 |
| Other financial expense | (271) | - | (271) |
| | | | |
| Net income (loss) from equity affiliates | 3,805 | (5,308) | (1,503) |
| | | | |
| Income taxes | (9,998) | (90) | (10,088) |
| **Consolidated net income** | **18,938** | **(8,083)** | **10,855** |
| TotalEnergies share | 18,773 | (8,137) | 10,636 |
| Non-controlling interests | 165 | 54 | 219 |

*(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.*

40